UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB-A
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934


                           CAPITA RESEARCH GROUP, INC.
                           ---------------------------
                 (Name of Small Business Issuer in its Charter)



        Nevada                                                88-0072350
---------------------                                         ------------------
(State of other jurisdiction                                  (I.R.S. Employer
of incorporation or                                          Identification No.)
organization)



900 E. Eighth Avenue, Suite 300, King of Prussia, PA                    19406
---------------------------------------------------------             ----------
(Address of principal executive offices)                              (Zip Code)



Issuer's Telephone number:  (610) 768-8070
                            --------------



Securities to be registered pursuant to Section 12(b) of the Act:  None


Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                                (Title of Class)

PART I
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ITEM 1.  DESCRIPTION OF BUSINESS
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Timeline of Events

     December 20, 1957:    Industrial and Petroleum, Inc. ("IPI")is incorporated
in Nevada to engage in the mining and oil and gas business.

     July 15, 1961:        IPI  is  merged  with  Constant  Minerals  Separation
Process, Inc., a Nevada corporation organized on January 10, 1941.

     July 27, 1987:        IPI's name is changed to Pershing  Gold  ("Pershing")
which, from 1960 to 1992, operated mining properties located in Pershing County, Nevada.

     1993:                 Pershing  abandons  properties  in  1993  and  ceases
operations.

     May 31, 1996:         Pershing  attempts to  reorganize  its  business  and
change its name to Pershing Products, Inc.

     January 28, 1997:     Reorganization    is   rescinded   and    terminated.
Pershing's name is changed to Royal American Mining Properties, Ltd. ("Royal American").

     January 27, 1998: Royal American enters into an Exchange Agreement with NextGen Systems, Inc ("NextGen"), a Pennsylvania corporation. Royal American's management and majority shareholders effect a two for one forward split of its common stock and change its name to Capita Research Group, Inc. (the "Company"), which is now engaged in the primary business operations of NextGen.

     June, 1994:           Media  Solutions,  Inc ("MSI")  dba NextGen  Systems,
Inc. is incorporated in Pennsylvania for the purpose of developing and selling a client/server software system, known as MediaLink, used by the direct response television advertising industry.

     September, 1995:      MSI   initiates   discussions   with   the   National
Aeronautics and Space Administration
("NASA") about licensing software technology known as the "CREW software."

     January,              1996: MSI files an  application  with NASA to license
the commercial application of the CREW software for use as a testing service in the media and advertising industries.

     June, 1996:           Media  Solutions  International,   Inc.  ("MSII")  is
incorporated in Pennsylvania and licenses the rights from MSI to continue the development and selling of its MediaLink software.

     May, 1997:            NASA approves MSI's license application and issues an
agreement in the name of NextGen.

     June, 1997:           MSI  creates  a   wholly-owned   subsidiary,   Capita
Systems, Inc., a Delaware corporation, for the purpose of commercializing its advertising testing service.

     July 31, 1997:        MSII agrees to sell the  MediaLink  asset and related
business to Columbine JDS Systems, Inc., a transaction completed in October, 1997.

     October, 1997:        MSI performs  its first  revenue test of a television
commercial using the CREW software.

     December 30, 1998:    MSI changes its name to NextGen Systems, Inc.

     January 12, 1998:     NextGen  merges with MSII.  NextGen is the  surviving
entity.

     January 30, 1998:     NextGen  becomes  a wholly  owned  subsidiary  of the
Company pursuant to the Exchange Agreement.

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


Historical Overview of the Company

         Capita Research Group, Inc. (the "Company" or the "Registrant" ) is a Nevada corporation which was originally incorporated on December 20, 1957 under the name of Industrial and Petroleum, Inc. The Company was originally incorporated to engage in the mining and oil and gas business. The Company was originally authorized to issue 5 million shares of common stock with a par value of $1.00 per share. Of this amount, 500,000 shares were voting shares and 4,500,000 shares were non-voting shares. On or about April 15, 1958, the Company's Articles of Incorporation were amended and all the 5 million shares of the Company's common stock were designated as voting shares.

         On July 15, 1961 the Company entered into a Merger Agreement with Constant Minerals Separation Process, Inc., a Nevada corporation which was organized on January 10, 1941. Industrial and Petroleum, Inc. served as the surviving corporation and its authorized shares did not change. At this time, the Company continued to engage in the mining and oil and gas business.

         On July 27, 1987 the name of the Company was changed to Pershing Gold, and on November 24, 1987, the Company's Articles of Incorporation were amended to raise the number of authorized shares to 50,000,000 with a par value of $0.10 per share.

         From 1960 to 1992 the Company's main asset was the Barrel Springs properties, a group of mining properties located in Pershing County, Nevada. The Company abandoned the Barrel Springs properties in 1993 and the Company ceased operations at that time.

         In 1995, the Company settled its debts by the issuance of 659,333 shares to ten (10) persons. The Company relied upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). All stock certificates contain a legend setting forth the exemption from registration. The transfer agent has "stop transfer" instructions on these stock certificates. Investment Letter Agreements have been executed by each such stockholder.

         On May 31, 1996, the Company attempted to reorganize its business. As a result of the reorganization, its name was changed to Pershing Products, Inc., and the capitalization was increased to 100,000,000 shares of common stock with a par value of $0.001 per share. The Company's outstanding shares also underwent a reverse split of one (1) share for each seven (7) shares held of record. The Company also issued 5,000,000 shares of its common stock in exchange for certain patent applications filed in the United States, as well as internationally. The 5,000,000 shares were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act. The stock certificates issued contained a legend setting forth the exemption from registration. The new stockholders also executed and delivered Investment Letter Agreements and the transfer agent was given "stop transfer" instructions against the stock certificates in question.

         On January 28, 1997, the transaction of May 31, 1996 described in the paragraph above was rescinded and terminated. Four million nine hundred thousand (4,900,000) shares were returned to the Company. The Company's authorized shares remained at 100,000,000 shares of common stock with a par value of $0.001 per share.

         As part of the Company's continued efforts to reorganize, on January 28, 1997, the Company's name was changed to Royal American Mining Properties, Ltd. and a reverse split of the common stock was authorized on the basis of one
(1) share for each three (3) shares held of record. At that point, the Company was not actively engaged in any line of business and its shares were not trading on any exchange.

         On January 27, 1998, the Company entered into an Exchange Agreement under the terms of which the Company acquired all the issued and outstanding shares of NextGen Systems, Inc., a Pennsylvania corporation, in exchange for shares of the Company's common stock. Under the terms of this Exchange Agreement, the Company's management and majority shareholders effected a two for one forward split of the Company's common stock. Accordingly, the Company's shareholders were entitled to two shares of the Company's common stock for every one share they owned. The Company then issued 8,622,000 shares of common stock to an Exchange Agent for the shareholders of NextGen Systems, Inc. and in return received all the issued and outstanding shares of NextGen. At the time of the issuance of these shares, the parties relied upon Section 4(2) of the Securities Act and Rule 504 as the exemption from registration. The Company's name also was changed to Capita Research Group, Inc. As a result, the Company is engaged in the primary business operations of its wholly owned subsidiary, NextGen Systems, Inc.

         As of April 1, 1998, 11,152,000 shares of the Company's authorized shares of common stock were issued and outstanding.

         To management's knowledge, the Company has not been subject to bankruptcy, receivership or any similar proceedings.

Background of NextGen Systems, Inc.
-----------------------------------

         NextGen  Systems,   Inc.   ("NextGen")  formerly  was  known  as  Media
Solutions,  Inc.  ("Media  Solutions").  Media  Solutions  was  incorporated  in
Pennsylvania in June of 1994 for the purpose of developing and selling MediaLink, a client/server software system used by the direct response television ("DRTV") advertising industry.

         In September of 1995, Media Solutions initiated discussions with the National Aeronautics and Space Administration ("NASA") in Langley, Virginia about licensing NASA's software technology known as the "CREW software". NASA developed this biocybernetic software system as a method to evaluate automated flight deck concepts for compatibility with human capabilities. NASA scientists used the method to determine the optimum mix of allocated human and automated tasks in a cockpit. They based this method upon a criterion derived from brain electrical activity, the electroencephalogram (EEG), whose signals are believed to reflect an operator's mental engagement in a task. NASA scientists selected critical features of the EEG to provide an index of engagement upon which to base standardized decisions, such as adjusting task characteristics within the cockpit. The software system can be used to record and measure a respondent's EEGs in other test environments. As the respondent is subjected to an aural or visual message, brain wave data are captured and simultaneously converted into an "Engagement Index." This Engagement Index can be used to indicate the respondent's level of cognitive processing--that is, his or her engagement in the tested message.

In January of 1996, Media Solutions filed an application with NASA for a license for the commercial application of the CREW software with the intention to use it as a testing service in the media and advertising industries. The Company has complied with all of the "Practical Application Milestones" as set forth on pages 34 and 35 of the License Agreement. Chief among these requirements was the commencement of full scale commercial sales to the direct response television industry (including engagement index measures of both long-form infomercials and short-form advertising), and the refinement of the engagement index user interface for traditional, general market advertising.

         In June of 1996, Media Solutions International, Inc. ("MSII") was incorporated in Pennsylvania and licensed the rights from Media Solutions to continue the development and selling of MediaLink.

         In May of 1997, NASA approved Media Solutions' application for the CREW software license and subsequently issued a license agreement in the name of "NextGen Systems, Inc.", a fictitious name registered by Media Solutions in the Commonwealth of Pennsylvania in September 1995. Under its license agreement with NASA, NextGen has an exclusive five (5) year license commencing August 4, 1997. In addition, NextGen has a five (5) year renewal option. The NASA license agreement permits NextGen to offer testing services for all direct response advertising applications, including television and print media and the Internet, and package design. NASA officials have indicated that NextGen may use the CREW software for all media and advertising applications and that such use will not be considered an infringement of NASA's intellectual property rights in the CREW software. However, final determination of this issue by NASA is pending. The license agreement requires NextGen to pay NASA a royalty equal to 10% of revenues, payable annually with a minimum guaranteed annual royalty of Fifteen Thousand Dollars ($15,000).

         In June of 1997, Media Solutions formed Capita Systems, Inc. ("Capita"), a Delaware corporation and a wholly owned subsidiary of Media Solutions, for the purpose of commercializing and marketing its advertising testing services.

         On July 31, 1997, Media Solutions and MSII agreed to sell the MediaLink asset and related business to Columbine JDS Systems, Inc. for a future payment of $350,000, contingent upon defined levels of profitability. The transaction was completed in October of 1997. In connection with the agreement, Randy Shumpert, Media Solution's founder, relinquished his officer positions and stock ownership in Media Solutions and MSII and became an employee in Columbine JDS Systems, Inc. In August of 1997, David B. Hunter was elected President and CEO of Media Solutions and Michael J. Kline became President of MSII. Michael Kline had previously been named Chairman of the Board of Directors of MSII in May of 1997.

Since commencing operations in the name of Capita Systems, Inc., Media Solutions has been engaged in significant additional software development. The Company has substantially modified the original CREW software to position it for use in media testing. The software was revised by the Company's staff and consultants to provide media specific functionality, such as the ability to provide Engagement Index readings in one fifth of a second increments, where the original CREW software was only capable of reading in five second intervals. This feature required a substantial amount of R&D effort by the Company, but has positioned the Company's product into the largest area of copy-testing, which is the testing of thirty second TV spot commercials. The Company believes that the system's ability to read five Engagement Index points per second across a group of test respondents represents a major media testing advance in the industry, and substantially differentiates its technical capabilities from its competitors. The Company retained engineers to design synchronization algorithms and procedures with video footage being tested. Other features were developed such as the ability to merge the finished tests of many individual respondents into a single merged test synchronized with the video. This feature required the development of special file handling routines and data structures.

Another important area of the Company's software development involves the methodology of scaling and displaying the Engagement data so that a real-time graph of engagement behaves in a numeric range of data points relevant to the media being tested. The Company has devoted a great deal of time and resources to determine the optimal approach to scaling data for different forms of media, and, within different types of televised footage, the scaling of data across product and program categories.

The  Company  has  recently   deployed  a   two-channel   system  of  Engagement
measurement, which was derived from the original version. This will permit the testing of two respondents simultaneously.

         The Company is in the process of  developing a  client/server  database

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


processing system to accumulate the Engagement data by respondent and merge the data for reporting purposes. This provides a wide range of statistical reporting capabilities for the final report delivered to the client, including a large number of cross-tabulated reports merging opinion measurement questionnaire data with engagement readings, by respondent, by creative category, by product usage, by age and sex, and other relevant media measures. In addition to modifying the original CREW software, Media Solutions has developed proprietary hardware, specifically an EEG measurement headset, to facilitate high volume and convenience in the testing process. Media Solutions has developed a completely "dry" headset and intends to apply for a US patent on this hardware and related components. The Company has met with various patent law firms and intends to file a patent application on its headset hardware within sixty days.

         In October of 1997, Media Solutions performed its first revenue test of subjects' interest in television infomercials for consumer products. The Company now is in various stages of negotiation with numerous prospects for its advertising testing services, including major US marketing companies and advertising agencies.

         On December 30, 1997, Media Solutions changed its name to NextGen Systems, Inc. ("NextGen").

         On January 12, 1998, Next Gen merged with MSII. NextGen was the surviving corporation. On January 30, 1998, NextGen became a wholly owned subsidiary of the Company.

         The Company currently employs five professionals and four contract consultants. Four of the Company's employees are full time and one is part-time. The Company maintains offices at 900 E. Eighth Avenue, King of Prussia, Pennsylvania. The Company also uses temporary facilities at Holmdel, N.J. to conduct all testing. The Company owns all of its equipment and software, and has under development numerous software and hardware applications to enhance its capabilities in advertising and media testing. The Company intends to obtain patents and software copyrights to protect its intellectual property. Within the next sixty days, the Company's copyright attorney will file copyright applications on all software developed by the Company, including not only its Engagement measurement system but also its Engagement database system.

Business of the Issuer

         The Company is in the development stage. The Company is in the process of developing, testing and obtaining patents for the evaluation methods described above for testing subjects while viewing television commercials. The Company also plans to develop and test print media advertising, package design, Internet web sites and regular television entertainment programming. The Company will market this testing service initially as a service bureau with particular focus on the television advertising industry. The Company will provide to its clients test results which determine whether the test subjects are mentally engaged by a television commercial being viewed.

         This type of testing is referred to as "copy testing" or "advertising testing" research. In addition to general interviews about consumer preferences, at present there are two principal methods of conducting such tests. The first is the use of a meter, or dial, by which the test subject indicates his positive (or negative) reaction associated with the test material. The second method of testing is performed by companies specializing in focus group measurement, whereby a group of demographically selected test subjects views a program and is then asked a series of questions to determine interest or lack of interest. This form of testing constitutes a well-established industry, although there is much debate within the media industry about the reliability of these tests due to the


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

subjective nature of measuring viewer response and due to the tendency of some test subjects to follow strong and vocal leaders.

A typical test of a television commercial follows several steps which can be adapted to meet a client's special needs. After a test has been ordered and scheduled, the client provides a demographic profile of its targeted consumer. Using the customer profile (including such characteristics as age, gender, marital or professional status), the Company utilizes a network of in-place recruiters to arrange for the hiring of test respondents. These respondents agree to visit the Company's test facility at a scheduled time on the day of the test in exchange for a gratuity. Currently, respondents are tested one at a time for a period averaging twenty-five minutes. The usual format is to show several commercials (generally, 30 seconds each, or shorter) in a "clutter reel" usually provided by the client, with a blank ten second leader between each one. The test commercial is shown twice as a check on the consistency of the readings. Many clients choose to include competitive commercials in the reel. The Company has also developed the capability to conduct multiple tests simultaneously. Once implemented, this will significantly shorten the overall duration of testing, and it will also permit clients to supplement a base test with additional tests conducted via group sessions.

Upon entering the test facility, respondents complete a written questionnaire detailing demographic, life style, media behavior, and product or brand usage profiles. The respondent is then fitted with a headset developed by the Company's electrical engineers. This EEG-recording instrument, similar to a stereo headset, can be properly fitted in less than fifteen seconds. Its use is completely dry and non-invasive. The Company believes that the headset's light weight and comfort represent an important advance in brain wave monitoring technique.

The reel of commercials is played on a video monitor. The respondent's brain waves are fed directly into a computer as he or she views the monitor. A series of software algorithms utilize carefully determined EEG measurements over selected output frequencies to convert the raw data into the Engagement Index. The Company believes that this index is valid over all population demographics. The system measures the level of cognitive processing at the rate of five times per second. This is displayed as a real-time graph, which is synchronized with the material being tested.

The Company relies on the professional services of a consultant to help design each specific test according to the client's needs, to oversee the recruiting process, to administer the actual test, to consolidate test data from all respondents, and to analyze and interpret test results. The consultant has engaged in numerous advertising research and testing projects with advertising clients over the past twenty-five years.

The Company considers that it is in the development stage. However, in November, 1997, it launched preliminary marketing efforts, and in January, 1998, it launched full-scale sales and marketing operations. These activities have generated substantial interest in the Company's testing service. Many prospective clients have indicated a willingness to work together with the
Company to further its research and development programs, including the establishment of validation tests for respective industries, product categories, or types of media. The Company is actively engaged in negotiation with these interested parties. In addition, one of the world's largest independent research companies has expressed an interest in employing the Company's software and testing methodology in connection with its own assignments. Initial marketing activities have also resulted in revenue business, commencing in April 1998. However, the Company's first official revenue order occurred in October 1997. The Company has received orders and conducted tests for broadcast and entertainment companies, advertising agencies, and global consumer products companies. In all cases, the Company has delivered its standard final report containing continuous, second-by-second readings of Engagement as well as an overall Engagement Index for the material tested. Based on its early experience and on the number of targeted prospects, the Company is confident that it will not become dependent upon one or a few major customers. The Company does not consider revenue to date to be significant.

For the duration of 1998 and continuing through the first two quarters of 1999, the Company plans to continue the refinement of its hardware and software in order to improve and validate its testing system. In addition to its internal development efforts, the Company will pursue testing assignments with leading advertising companies, each having a major commitment to advertising research and extensive in-house resources. The marketing plan emphasizes gaining testing experience and development help from these companies, rather than focusing exclusively on obtaining revenue test orders. In the near term, management considers establishing these relationships key to the Company's operating milestones. To the extent that this strategy causes a working capital deficit over the next twelve month, the Company is confident that it can continue to obtain outside investment capital to sustain operations, but there can be no assurance that such financing will be available on terms acceptable to the Company, or at all.

Based on results so far, the Company expects to achieve its milestone objectives. For example, the Company has held advanced discussions about


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

creating long-term testing arrangements with a major broadcast network, a major television audience measurement agency, a leading global advertising agency, and the world's largest consumer products advertiser. The failure to conclude an agreement with one or more of these entities would not have a materially adverse effect on the Company's operating performance.

         The Company intends to market its testing services to: 1) the established research industry, as a complement to that industry's existing research methods; 2) the advertising agencies, as a tool to help refine creative content and strategy; and 3) the advertising clients. The Company intends to reach prospects through initial phone contact followed by person-to-person demonstration of testing methodology and results. In addition, the Company's officers regularly attend industry trade shows to develop a network of prospects and generate broader exposure. Finally, the Company intends to enter into a cooperative arrangement with a regional advertising agency whereby the Company will receive market and sales benefits from the agency's professional sales and creative staff. During March, 1998, the Company's representatives spent several days in the agency's office in Salt Lake City. The Company conducted tests for approximately fifteen television commercials created by the agency. As a result of the agency's efforts, the Company and its testing service received widespread local media coverage which, in turn, was quickly picked up by national news outlets such as NBC. Currently, the Company is continuing to explore joint-marketing arrangements with the agency, and is also considering the use of the agency's public relations department for stockholder communications services.

Competition

         The Company faces well-established and well-funded competition. The Company's principal competition consists of entities within the opinion research industry which provide a third party testing service either to advertising agencies or directly to the advertising client. Often, agencies own their own dedicated research company. According to Advertising Age, in 1996, combined revenue from research companies exceeded $4.0 billion in the US and $6.5 billion worldwide. The top five companies in this group are:
                                            1996 Revenue (Millions)
                                            -----------------------
    Company                                 US           Worldwide
    -------                                 --           ---------
    Information Resources Inc.          $  344.6        $    405.6
    Nielsen Media Research                 319.4             319.4
    IMS                                    316.5             904.4
    AC Nielsen Corp.                       286.5           1,358.6
    SRI International                      280.7             326.0

         The Company intends to compete against these established research entities on the basis of technology differentiation, test reliability and pricing. As mentioned above, management believes that the Company's technology and testing methodology are incomparable as to the nature and composition of its test results. Management further believes that measurements of engagement or boredom, developed with scientific objectivity, will provide a competitive advantage in an industry long dissatisfied with subjective results. Management believes the Company's underlying technology allows it to compete aggressively on pricing because of the relatively low variable testing costs associated with the need for fewer test subjects comprising a statistically valid sample.

         In addition to established competition, the Company also faces uncertainty regarding acceptance of, and demand for, its method of advertising testing. The Company's method represents a new development in an established industry. Advertisers may be slow to accept the Company's method of testing, or may reject it.


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

         Management hopes to build a large base of customers for its services, including advertising agencies, businesses actually purchasing advertising, television production companies and television networks.
Research and Development

         During the last two years, the Company has devoted a majority of its time to research and development. Approximately $118,241 was spent by the Company on research and development in 1997, compared with approximately $206,188 in 1996. The computer software used by the Company in connection with the testing process has been improved to provide ease of use during testing and easy viewing of test results.

         Significantly, the hardware used to monitor brain activity has also been improved. Ease of use and consistent input during testing have improved as a result of the Company's efforts.

Production and Manufacturing

          The Company's testing service currently is conducted at temporary facilities at Holmdel, N.J. The Company owns all of its software and eighty percent (80%) of its equipment. Twenty percent (20%) of its equipment is leased. The Company has under development numerous software and hardware applications to enhance its capabilities in advertising and media testing. The Company will expand its facilities as the growth of its revenues allow. The Company also may open facilities in different parts of the United States if such sites can improve the Company's position in the market and remain profitable. However, the Company's current revenues do not allow for immediate or rapid growth.

Marketing

         Management believes that, in the foreseeable future, cash generated from operations will be inadequate to support full marketing roll out and ongoing product development, and that the Company will thus be forced to rely on additional equity financing. Management is confident that it can identify sources and obtain adequate amounts of such financing. The Company intends to enter into a cooperative arrangement with a regional advertising agency whereby the Company will receive marketing and sales benefits from the agency's professional staff. During March, 1998, the Company's representatives spent several days in the agency's office in Salt Lake City. The Company conducted tests for approximately fifteen television commercials created by the agency. As a result of the agency's efforts, the Company and its testing service received widespread local media coverage which, in turn, was quickly picked up by national news outlets such as NBC. Currently, the Company is continuing to explore joint-marketing arrangements with the agency. The Company's marketing will be done initially by telephone, followed by person-to-person contact.

Governmental Approval, Regulation and Environmental Compliance

         Other than general business licensing requirements, the Company is unaware of any governmental approval necessary for the Company's operations in the advertising testing industry. In addition, the Company is unaware of existing or probable governmental regulations on the advertising testing industry. The Company anticipates that it will have no material costs associated with compliance with either federal, state or local environmental law.

Risks Associated with Operations

         The Company's long-term success is predicated on the strength of obtaining the necessary patents and copyrights to protect its intellectual property. The Company relies on trade secrets and unpatented proprietary technology in its testing service.

         The Company's principal competition consists of entities within the opinion research industry which provide a third party testing service either to advertising agencies or directly to the advertising client. Often, agencies own their own dedicated research company. The Company intends to compete against these well-established research entities on the basis of technology differentiation, test reliability and pricing.

        Another uncertainty is the dependence on key personnel familiar with the Company's technology. The loss of any of the Company's key personnel could have an adverse effect on the Company's continued product development and business operations. The Company holds no employment agreement with any executive officer or key personnel. The Company has entered into Confidentiality Agreements with executive officers, key employees, and consultants. In addition, the Company has entered into Non-Competition Agreements with certain of those individuals. The forms of these Agreements are filed as exhibits to this Form 10-SB-A. The Company does not maintain key man life insurance on any individual.

Employees

         As of January 31, 1998, the Company had five (5) employees and four (4) contract consultants. Four of the Company's employees are full time and one is part-time. None of the Company's employees or independent contractors is subject to a collective bargaining agreement and the Company believes its relations with its employees and independent contractors are good.


-------------------------------------------------------------------------------
ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS
                  OF FINANCIAL CONDITION OR PLAN OF OPERATION
-------------------------------------------------------------------------------

         Audited financial statements of the registrant have not been included because the Company had no material operations between 1992 and February, 1998, when it acquired NextGen, and the amounts would not be significant.

         As indicated in Item 1 above, the Company has not operated in any significant way since the abandonment of its mining properties in 1993. The Company's new wholly owned subsidiary, NextGen (formerly Media Solutions), has operated during the last two years and discussion in this Item 2 accordingly focuses on NextGen's operating history. Also, NextGen's plan of operation for the next twelve months necessarily is the Company's plan of operation.

         NextGen is a development stage company which was organized in June of 1994. Since inception, NextGen has been engaged principally in software product design, development and marketing of advertising testing services. NextGen's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in the establishment of a new business in an emerging and continually evolving industry characterized by an increasing number of market entrants and intense competition, and the development and commercialization of new products based on innovative technology. In addition, NextGen's independent auditors have included an explanatory paragraph in their report stating that NextGen's financial statements have been prepared assuming that NextGen will continue as a going concern and that NextGen's recurring losses from operations and deficit accumulated during the development stage raise substantial doubt about its ability to continue as a going concern. As the notes to the financial statements indicate, the Company does not have significant cash or other material assets and it does not have an established source of revenue sufficient to cover its operating costs to allow it to continue as a going concern.

         The Company recognizes that the nature and scope of its business will require substantial additional financing. Management is filing Form 10-SB-A voluntarily because it believes that the capital-raising potential associated with registration will allow the Company to develop its operations to a level consistent with that of a leading national research testing company. The Company will voluntarily file periodic and annual reports under the Securities Exchange Act of 1934 as long as it has outside stockholders. The Company expects to obtain outside funding to satisfy its obligation to pay NASA a $15,000 royalty payment in August, 1998.

Plan of Operation

         During 1998, the Company plans to focus on efforts to increase revenue. The Company has hired a sales staff to market the Company's services to customers. At the time of the filing of this Form 10-SB-A, such sales staff consisted of one full-time employee. Management has attended an industry trade show in an effort to expose the Company's services to potential customers and intends to devote substantial time during the next 12 months to customer acquisitions. Also, the Company has worked with an advertising firm in Salt Lake City, Utah to test the Company's advertising testing process and expose that process to potential customers. Unless a client base is established, the Company will be forced to rely on investment financing to meet its short and long term cash requirements.

         Immediate cash requirements will be met through investment financing and through the Company's limited revenues from services. Unless such revenues increase, the Company will not be able to meet its short-term or long-term cash requirements. Current revenues and financing likely will be adequate through June 30, 1998. Based on current monthly operating expenses of approximately $50,000, and assuming no additional sales of the Company's testing services, it will be necessary, beginning in July, 1998, for the Company to raise $50,000 per month in equity financing to support ongoing operations. Although the Company believes that it will be able to obtain such financing, there can be no assurance that such financing will be available on terms acceptable to the Company, or at all.

         The Company will continue to improve its advertising testing method through its research and development efforts. The Company plans to protect its developments through appropriate patent applications. If the Company receives the appropriate patent and copyright approvals, which is not certain, the
Company  expects  to be able  to  capitalize  on the  anticipated  trend  in the industry for technologies the Company employs. In response to industry inquiries, the Company also plans to explore demand for its product and services in the audience measurement field. Additional development efforts and expansion into new markets depend on the Company's ability to develop revenue streams.

         The Company expects to obtain capital funds either from the issuance of common stock or debt. It is expected that external sources will be available to provide these funds, but there can be no guarantees of such funding.

Results of Operations During 1996 and 1997

         In 1996, Media Solutions continued to develop and market a line of corporate software known as "MediaLink" for the management of television direct response advertising ("DRTV") campaigns. During the year, the Media Solutions ongoing product development was funded through system sales totaling approximately $360,000 and additional investments. In many cases, to obtain new clients, Media Solutions offered pricing at below the fully allocated cost of delivering and supporting each new system. Moreover, the Media Solutions software, once installed at each client site, generally required greater-than-anticipated technical support resources to maintain stability and functionality. As a result of these facts and the inadequacy of investment capital, the company experienced a chronic shortage in working capital, and results from operations were consistently unprofitable.

         In October of 1996, Media Solutions entered into a $100,000 bridge loan agreement with one of its shareholders. Under the terms of the agreement, the company utilized borrowed funds to satisfy near-term working capital obligations. Management believed that repayment would come both from anticipated system sales and from proceeds of an offering of equity securities to outside investors.

         During 1997, MSII, which had licensed the right to use and market MediaLink, continued to experience strong demand for the product. However, in addition to the factors mentioned above, operations were unprofitable because of: 1) the heavy investment required to deploy a client/server application into the media marketplace; 2) the lack of the required infrastructure to support the product; 3) the lack of sufficient marketing resources; and 4) the inability to obtain venture capital commitments necessary to finance the company's expansion. Another major factor contributing to the lack of profits was the market's inadequate perception of product value in relation to the cost of developing and supporting a highly complex software application.

         In May of 1997, MSII had exhausted its sources of investment capital. At that date, the company had raised approximately $540,000 in equity investment and $330,000 in stockholder debt. Year to date, sales totaled approximately $80,000 resulting in losses of approximately $690,000. Under these circumstances, Media Solutions initiated discussions with interested parties about acquiring MediaLink. In July of 1997, Media Solutions sold the MediaLink asset to MSII and MSII signed a letter of intent to sell MediaLink to Columbine JDS Systems, Inc., a leading media software company and a subsidiary of Big Flower, Inc., a NYSE listed company. The purchase agreement was effective as of August 1, 1997. MSII's receipt of proceeds from the sale, totaling $350,000, is contingent upon certain profitability tests at Columbine. MSII has merged into NextGen, so any proceeds received will be received by NextGen.

         In July 1997, under new management, Media Solutions reorganized existing investment and focused on the development and launch of a business centered around a NASA licensing agreement for the CREW software. For the remainder of the year, Media Solutions, operating under the name Capita Systems, Inc., significantly modified and improved the NASA software and instrumentation hardware and engaged in extensive benchmark testing and preliminary marketing, performing its first revenue test in October. The cost of these activities was borne by incremental equity investment obtained over the course of the year. In the foreseeable future, it is expected that cash generated from operations will be inadequate to support full marketing roll out and ongoing product development and that the Company will thus be forced to rely on additional equity financing. Management is confident that it can identify sources and obtain adequate amounts of such financing.

         The Company's success is dependent on its ability to raise additional capital to effect all aspects of its operations. During 1997, MSII's liquidity came primarily from external equity investment. No significant revenues were generated in 1997 primarily due to management's decision to sell its
DRTV-tracking software known as MediaLink and thereafter to focus on the development of its advertising testing system the Company now offers to the advertising industry. As the Company's financial statements and pro forma consolidated financial statements show, NextGen's cash requirements for 1997 were primarily met by capital investments in the Company.

         Management believes that demand for its advertising testing services will be high in the information-intensive advertising industry. Management is aware of the fact that market research long has been an integral part of the advertising industry and knows of no trends which will decrease the advertising industry's demand for market and response research. However, management also is unaware of any trends which indicate that the advertising industry and its clients will accept the Company's method for measuring consumer response to advertising media. Also, management does not know how seasonal events in the advertising industry will impact upon the Company's revenues for any given period. The Company's experience in this regard simply is insufficient to allow management to be aware of trends, events or uncertainties which may have an impact upon net sales or revenues.

         Substantially all of the material changes from period to period in one or more line items in NextGen's financial statements and pro forma combined financial statements are the result of Media Solutions' and MSII's change from offering a line of corporate software for the management of television direct response advertising campaigns to focusing on the development and marketing of its advertising testing services. With this change, revenues from sales of the former software product declined. Also, the fact that NextGen did not bring its new advertising testing service to market resulted in no increased revenues from that service. Accordingly, operations during 1997 were funded through equity financing.

         It also should be noted that at the time the Company's financial statements were prepared, it was the Company's understanding that though the NASA license agreement permits NextGen to offer testing services for all direct response applications, including television and print media and the Internet and package design, NASA had agreed that NextGen could use the CREW software for all media and advertising applications and that such use would not be considered an infringement of NASA's intellectual property rights in the CREW software. Since the time the financial statements were finalized, the Company has learned that while NASA officials have indicated that the Company's use of the CREW software outside of all direct response advertising applications would not be considered a violation of the NASA license agreement, NASA itself has not formally, and in writing, agreed to that position. Accordingly, the footnotes to the financial statements, specifically Footnote No. 1, should be read together with this paragraph.

         In the next twelve months, the Company has no plans to purchase or sell any significant capital assets in the form of either plant or equipment, with the exception of office equipment and furnishings to effect its administrative activities.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations for the Three Months Ended March 31, 1998 and 1997

As disclosed in Item 1 above, in June of 1996, MSII licensed the rights from Media Solutions to continue the development and selling of MediaLink. MediaLink is a software system used by marketers to manage DRTV advertising campaigns. During the first three months of 1997, MSII was actively engaged in marketing its product and providing technical support to its clients. As was also disclosed above, during the first three months of 1998, having previously sold the MediaLink line of business, and having obtained the rights to commercialize the NASA software, Media Solutions was engaged in developing and launching a new line of business directed towards advertising and media copy testing. In addition to validating its testing system for commercial use, this involved substantial technical development, creation of corporate infrastructure, and initiation of a sales solicitation program among prospective media and advertising company prospects.

For these reasons, substantially all of the material changes from period to period in the respective Consolidated Statements of Operations for the quarter ended March 31 reflect a basic change of business operations and not a change in comparable operating results. Accordingly, in the period ended March 31, 1997, Media Solutions and MSII generated revenue of $72,813 from sales of its MediaLink software product. Total expenses of $275,357 were incurred largely in connection with system sales and support activities. In the three month period ended March 31, 1998, Capita did not complete a sale of its copy testing service. This accounts for the entire period-to-period change in revenue. Similarly, Capita's expenses of $529,458 reflect its start-up of testing operations. General and Administrative expenses include costs of approximately $104,490 expense is attributable to legal, accounting, and other costs related to the reverse acquisition into Royal American and the filing of form 10SB with the SEC.

Liquidity and Capital Resources at March 31, 1998

With start-up losses expected to continue in the near term, the Company's ability to sustain operations is dependent on its ability to raise additional investment capital. At March 31, 1998, the financial condition remained impaired, and the Company's working capital shortfall was met entirely by 1) equity-related transactions referred to in Note 8 ("Subsequent Events") to the Company's Financial Statements for the Years Ended December 31, 1997 and 1996, which increased equity by $315,000 2) additional sales of common stock for an aggregate cash consideration of $214,000 and in consideration of service of an addition $251,000. These transactions had the effect of reducing the stockholders' capital deficit by $179,000 to $141,000 at quarter end, versus $320,00 at FYE'97 and caital equity of $216,000 at March 31, 1997.

--------------------------------------------------------------------------------
ITEM 3.  DESCRIPTION OF PROPERTY
--------------------------------------------------------------------------------

         The Company leases approximately 1,000 square feet of office space located at 900 East Eighth Avenue, King of Prussia, Pennsylvania 19406, telephone number (610) 768-8070. The Company believes that such facilities are adequate for its present needs.

         The Company does not own any real estate, nor is the Company engaged in the business of investing in real estate or real estate mortgages.

--------------------------------------------------------------------------------
ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
--------------------------------------------------------------------------------

(a)      5% Shareholders:

         The following information sets forth certain information as of April 1, 1998 about each person who is known to the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock:

                           (2)
(1)        Name and Address             (3)                   (4)
Title      of Beneficial                   Amount and Nature of      Percent of
of Class        Owner                      Beneficial Ownership      Class
--------   ----------------                --------------------      -----------

Common     David B. Hunter                      1,494,727              13%
           900 East Eighth Ave., Suite 300
           King of Prussia, PA 19406

           Ralph Anglin                         1,353,676              12%
           900 East Eighth Ave., Suite 300
           King of Prussia, PA 19406

           The Meribeau Company                 1,295,432              12%
           International, Inc.2
           900 East Eighth Ave., Suite 300
           King of Prussia, PA 19406

           Margaret W. Long                       996,484               9%
           900 East Eighth Ave., Suite 300
           King of Prussia, PA 19406

           William Winter                         913,701               8%
           110 Pacific Avenue
           San Francisco, CA 94111

------------------
         1 Of this amount, 140,000 shares are owned by the Robb Cape, Inc Profit Sharing Plan Mr Anglin controls the Robb Cape, Inc. Profit Sharing Plan.

         2 The Meribeau Company International, Inc. is owned and controlled by Michael J. Kline, an office and director of the Company.

                 (2)
(1)         Name and Address                            (3)            (4)
Title       of Beneficial                      Amount and Nature of  Percent of
of Class    Owner                              Beneficial Ownership   Class
--------    -----                              --------------------   -----

Common      J.Townshend Benjamin                        747,363          7%
            900 East Eighth Ave., Suite 300
            King of Prussia, PA 19406

         b) Security Ownership of Management:

                 (2)
(1)         Name and Address                            (3)            (4)
Title       of Beneficial                      Amount and Nature of  Percent of
of Class    Owner                              Beneficial Ownership   Class
--------    -----                              --------------------   -----

Common      David B. Hunter                           1,494,727         13%
            900 East Eighth Ave., Suite 300
            King of Prussia, PA 19406

            Michael J. Kline                          1,295,432         12%
            900 East Eighth Ave., Suite 300
            King of Prussia, PA 19406

            Millard E. Tydings II                        49,824     Less than 1%
            2705 Pocock Road
            Monkton, MD 21111

            All Directors and                         2,839,983        25%
            Officers as a Group

(c)      Changes in Control:

         There is no arrangement which may result in a change in control.

----------------

         3 As identified in footnote 2 above, Mr. Kline beneficially owns these shares through his ownership and control of the Meribeau Company International, Inc.

--------------------------------------------------------------------------------
ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
--------------------------------------------------------------------------------


(a)  Directors and Executive Officers

         As of April 1, 1998, the directors and executive officers of the Company, their ages, positions in the Company, the dates of their initial election or appointment as director or executive officer, and the expiration of the terms as directors are as follows:

                                                   Period Served As
Name                      Age Position             Director*
----                      --- --------             ---------

David B. Hunter           43  President and        June 1995 to present
                              Director

Michael J. Kline          51  Chief Financial      June 1996 to present
                              Officer, Secretary
                              and Director

Millard E. Tydings II     39  Treasurer and        Oct. 1996 to present
                              Director

*The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.

(b)      Business Experience:

     David B. Hunter, age 43, is the President and a Director of Capita Research Group, Inc. Mr. Hunter is a graduate of Temple University receiving a Bachelors Degree in Business Administration in 1980. From October 1978 through October 1980, he was an actuarial associate for Computerized Pension Services, Inc. of Philadelphia, PA, a pension actuarial firm. From October 1980 through December 1986, he was employed by the firm of Tucker, Anthony & R. I. Day, Inc. of Philadelphia, PA, a stock brokerage firm, as a registered sales associate. He was named vice president of that firm in 1983. From January 1987 through April 1988, he was employed by Piper Jaffray & Hopwood, Inc. of Des Moines, Iowa, a stock brokerage firm, as vice president of sales. From April 1988 through August 1989, he was employed by W. H. Newbolds' Son & Co., Inc. of Philadelphia, PA, a stock brokerage firm, as vice president of sales. From August 1989 through December 1997, he was an independent money manager operating as a sole proprietorship in King of Prussia, PA. Beginning in July of 1995, Mr. Hunter served as a Director of Media Solutions, Inc. From August of 1997 to January 12, 1998, he has served as President of Media Solutions, Inc., now NextGen Systems, Inc., a predecessor of Capita Research Group, Inc. He currently serves as Secretary of NextGen.

     Michael J. Kline, age 51, is the Chief Financial Officer, Secretary and a Director of Capita Research Group, Inc. Mr. Kline received a B.A. degree from Washington & Lee University in 1969; a Fullbright Scholarship to Tuebingen University, Germany in 1970; an M.A. degree in 1973 from Harvard University; and an M.B.A. degree from Boston University in 1974. Mr. Kline was Senior Vice-President and Chief Financial Officer of Planet Central TV, Inc. in Los Angeles, California from 1992 through 1994. Mr. Kline joined Media Solutions International, Inc., a predecessor of Capita Research Group, Inc., in 1996 as its Secretary and a Director. In November of 1996, Mr. Kline became Vice President and Chief Financial Officer of Media Solutions International, Inc. In May of 1997, Mr. Kline became Chairman of the Board of Directors of Media
Solutions  International,  Inc. In August of 1997 he became  President  of Media
Solutions International, Inc. On January 12, 1998, Mr. Kline was elected President of NextGen.

     Millard E. Tydings II, age 39, is the Treasurer and a Director of the Capita Research Group, Inc. Mr. Tydings received a B.A. degree from Johns Hopkins University in 1992. Mr. Tydings worked with the United States Chamber of Commerce as a marketing representative from 1992 until 1993 in Atlanta, Georgia. Mr. Tydings was employed as the Mergers and Acquisitions Director in the Southeastern United States for CliniCorp. in 1994. CliniCorp is no longer an AMEX company. It has been delisted and went bankrupt. Since 1995, Mr. Tydings has worked as a self-employed financial consultant in Bethesda, Maryland.

 (c)     Directors of Other Reporting Companies:

         None of the directors are directors of other reporting companies.

(d)      Employees:

         The officers and directors who are identified above are significant employees of the Company.

(e)      Family Relationships:

         There are no family relationships between the directors, executive officers or any other person who may be selected as a director or executive officer of the Company.

(f)      Involvement in Certain Legal Proceedings:

         None of the officers and directors of the Company have been involved in the past five (5) years in any of the following:

         (1)     Bankruptcy proceedings;

         (2)     Subject to criminal proceedings or convicted of a criminal act;

         (3) Subject to any order, judgment or decree entered by any Court for violating any laws relating to business, securities or banking activities; or

          (4) Subject to any order for violation of federal or state securities laws or commodities laws.

--------------------------------------------------------------------------------
ITEM 6.  EXECUTIVE COMPENSATION
--------------------------------------------------------------------------------

         The Company has not compensated its management in the last three years due to the fact that the Company has not been engaged in business since 1993. However, the following table sets forth information about compensation paid or accrued by the Company's wholly-owned subsidiary, NextGen, during the years ended December 31, 1997, 1996 and 1995 to the Company's officers and directors. None of NextGen's Executive Officers earned more than $100,000 during the years ended December 31, 1997, 1996 and 1995. Also, it should be noted that executives have been issued shares of the Company's stock in 1998 as part of the provisions of the Exchange Agreement by and between the Company and NextGen shareholders. Such share ownership is reported under Item 4 of Part I.

                           Summary Compensation Table

                                                Long Term Compensation
                    Annual Compensation     Awards                     Payouts
                    -------------------     ------                     -------
                                          (e)                (g)
                                         Other (f)       Securities          (i)
 (a)                                     Annual  Restricted Under-   (h)    Other
Name and                   (c)     (d)   Compen- Stock     Lying    LTIP    Compen-
Principal          (b)    Salary  Bonus  sation  Awards    Options/ Payouts sation
Position           Year   $       ($)     ($)     ($)          SARs(#)   ($)     ($)
--------          ------  ------  -----  ------  -----        --------      --------

David B. Hunter
President        1997 $ 24,000  $ None  $ None   $ None      None    None   None
                 1996 $ 31,500  $ None  $ None   $ None      None    None   None
                 1995 $  2,200  $ None  $ None   $ None      None    None   None

Michael J. Kline
Chief Finan-     1997 $24,000  $ None  $ None   $ None       None    None   None
cial Officer,    1996 $18,000  $ None  $ None   $ None       None    None   None
and Secretary    1995 $ None   $ None  $ None   $ None       None    None   None

Millard E. Tydings II, Treasurer, has not been paid any compensation for the years ended 1997, 1996 or 1995.

--------------------------------------------------------------------------------
ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
--------------------------------------------------------------------------------

         The Company has no stated policy towards entering into transactions with related parties. However, the Company's intention is that any transactions with related parties in the future will be on terms no less favorable to the Company than those obtainable from unrelated parties.

         During the past two (2) years, the Company has not entered into a transaction with a value in excess of $60,000 with a director, officer or beneficial owner of 5% or more of the Company's common stock, except as disclosed in the following paragraph.

         In October of 1996, Media Solutions entered into a $100,000 bridge loan agreement with Margaret W. Long, one of its shareholders. Under the terms of the agreement, the company utilized borrowed funds to satisfy near term working capital obligations. Management believed that repayment would come both from anticipated system sales and from proceeds of an offering of equity securities to outside investors.

         The bridge loan has a current outstanding principal balance of $100,000. The current rate of interest on this loan is set at the prime rate plus two percentage points, which, at present, is 10.5%. The bridge loan is renewable every three months, with the current due date being August 3, 1998. The bridge loan agreement is included with the amended Form 10-SB-A as an exhibit.

-------------------------------------------------------------------------------
ITEM 8.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED
-------------------------------------------------------------------------------

         The Company is registering all of its authorized 100,000,000 shares of common stock with a par value of One Mill ($0.001) per share.

Common Stock

         Each of the holders of record of Common Stock is entitled to one (1) vote per share thereof in the election of the Company's directors and all other matters submitted to such holders for a vote of stockholders; to share ratably in all dividends, when, as, and if declared by the Company's Board of Directors from funds legally available therefor; and to share ratably in all assets available for distribution to holders of record of capital stock upon liquidation or dissolution. There are no cumulative voting rights with respect to the election of the Company's directors, no pre-emptive rights to subscribe for any of the Company's securities, and no conversion rights or sinking fund provisions applicable to the common stock.

"Anti-Takeover" Provisions

         Although the Board of Directors is not presently aware of any takeover attempts, the Company's Certificate of Incorporation and By-laws contain certain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage, or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions. These provisions were adopted unanimously by the Board of Directors and approved by the stockholders of the Company.

         Authorized but Unissued Shares. The Company has authorized 100,000,000 shares of capital stock. These shares were authorized for the purpose of providing the Board of Directors of the Company with as much flexibility as possible to issue additional shares for proper corporate purposes including equity financing, mergers, stock dividends, stock splits, stock options and other purposes. The Company has no agreements, commitments or plans at this time for the sale or use of the additional shares of capital stock except as described herein. Through April 1, 1998, the Company had issued 11,152,000 shares of capital stock.

         No Cumulative Voting. The Company's Certificate of Incorporation and By-laws do not contain any provisions for cumulative voting. Cumulative voting entitles stockholders to as many votes as equal the number of shares owned by such holder multiplied by the number of directors to be elected. A stockholder may cast all these votes for one candidate or distribute them among any two or more candidates. Thus, cumulative voting for the election of directors allows a stockholder or group of stockholders who hold less than fifty percent (50%) of the outstanding shares voting to elect one or more members of a Board of Directors. Without cumulative voting for the election of directors, the vote of holders of a plurality of the shares voting is required to elect any member of a Board of Directors and would be sufficient to elect all the members of the Board of Directors being elected.

         General Effect of Anti-Takeover Provisions. The overall effect of these provisions may be to deter a future tender offer or other takeover attempt that some stockholders might view to be in their best interest as the offer might include a premium over the market price of the Company's capital stock at that time. In addition, these provisions may have the effect of assisting the Company's current management in retaining its position and place it in a better position to resist changes which some stockholders may want to make if dissatisfied with the conduct of the Company's business.

PART II


--------------------------------------------------------------------------------
ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS
--------------------------------------------------------------------------------

Market Information:

         The common stock of the Company currently is not trading on any exchange. Management anticipates that the Company's shares will be qualified on the system of the National Association of Securities Dealers, Inc. ("NASD") known as the Bulletin Board. An application was made by A-Cap Securities, Inc. ("A-Cap") of Salt Lake City as the initial market maker for the Company's common stock with the National Association of Securities Dealers ("NASD"). However, the NASD has informed A-Cap that the application will not be processed until all comments by the SEC have been satisfied.

         There has been no market for the Company's stock in the last two years. Accordingly, the Company has no range of high and low bid prices for the Company's common stock to report.

Holders:

         There were approximately 951 holders of record of the Company's common stock as of March 10, 1998.

Dividends:

         The Company has never paid cash dividends on its stock and does not intend to do so in the foreseeable future. The Company currently intends to retain its earnings for the operation and expansion of its business. The Company's continued need to retain earnings for operations and expansion are likely to limit the Company's ability to pay dividends in the future.

--------------------------------------------------------------------------------
ITEM 2.  LEGAL PROCEEDINGS
--------------------------------------------------------------------------------


         The Company is not party to, and none of the Company's property is subject to, any pending or threatened legal, governmental, administrative or judicial proceedings that will have a materially adverse effect upon the Company's financial condition or operation.

--------------------------------------------------------------------------------
ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
--------------------------------------------------------------------------------

         On December 1, 1997, Media Solutions International, Inc. hired Rudolph, Palitz LLP, Certified Public Accountants, to serve as its independent accountants. There have been no disagreements between the Company and its current or former accountants during the last two years over any accounting policy or practice.

--------------------------------------------------------------------------------
ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
--------------------------------------------------------------------------------

The following sales of unregistered securities occurred between February 1, 1995 and June 22, 1995.

        Date                      Registered Owner             Shares           Consideration
        ----                      ----------------             ------           -------------

     2/15/95                     Hilbart F. Anderson          100,000      Cancellation of Promissory
                                                                           Notes and Services

     3/16/95                     Miles A. Fisher              200,000      Cancellation of Debts and
                                                                           Services

     3/16/95                     Louis E. Enos                 50,000      Cancellation of $10,000
                                                                           Promissory Note and Services

     3/27/95                     Elliot Knulson                31,000      Release of Debt of


     6/21/95                     F. Glenn Breen, Jr.           15,000      Services as a Director

     6/22/95                     Dale Barker                   12,500      Payment for Accounting
                                                                           Services

     The above named individuals were some of the creditors of the Company. Their claims were settled by the issuance of stock in exchange for general releases. Each transaction was negotiated separately by Ann Walker. All of the above individuals, except for F. Glenn Breen, Jr., were not accredited investors but, to the best of the Company's knowledge and belief, were sophisticated investors. F. Glenn Breen, Jr. was an accredited investor by reason of serving as director of the Company. Each such person knew that the Company was insolvent at the time his shares were issued and that his only chance of being paid was to accept stock. The shares issued were arbitrarily determined by the Company and the individual creditor. Since the Company was insolvent, there was no quoted price on the stock. The shares issued were carried on the balance sheet at par. The Company relied upon the exemption from registration under Section 4(2) of the Securities Act in issuing these shares. All of the stock certificates issued contain a legend imprinted thereon setting forth the exemption from registration claimed. The transfer agent has placed "stop transfer" instructions on each stock certificate with orders that such stock cannot be transferred except in accordance with applicable securities laws. Such shares were subject to subsequent forward and reverse splits of the Company's common stock.

     On July 7, 1995, there were two (2) stock issuances. Amanda Walker received 100,000 shares for services as an officer and director of the Company and Nevada Agency and Trust Company received 435,833 shares for services such as serving as transfer agent of the Company stock. The trust company is owned by Ann Walker and Alexander H. Walker, Jr., who advanced the funds necessary to pay delinquent corporation fees to the State of Nevada, pay the auditors' expenses and fees to audit the Company's financial statements, travel expenses to meet with creditors of the Company and other miscellaneous expenses which amounted to $27,500. The 100,000 shares and the 435,833 shares were recorded at par.

     On July 23, 1996 and August 20, 1996 the Company issued a total of 5,000,000 shares of its common stock as part of an effort to reorganize the Company's business with the company by the name of ("Bio-Sphere"). One of the provisions for the reorganization was a seven (7) to one (1) reverse split of the Company's stock previously outstanding. The shares were issued in exchange for certain patent applications filed in the United States as well as internationally. The 5,000,000 shares were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act. The stock certificates issued contained a legend setting forth the exemption from registration. The new stockholders also executed and delivered Investment Letter Agreements and the transfer agent was given "stop transfer" instructions against the stock certificates in question. On January 28, 1997 the transaction of May 31, 1996 described above was rescinded and terminated because, after the transaction was completed, it became clear that Bio-Sphere's financial condition was substantially worse than represented. The parties agreed to rescind the transaction. Four million nine hundred thousand (4,900,000) shares were returned to the Company. The remaining 100,000 shares had been issued to Alexander H. Walker, Jr. in consideration of the services rendered to the Company in connection with the attempt to reorganize the Company's business. The Company's authorized shares remained at 100,000,000 shares of common stock with a par value of $0.991 per share.

     With regard to the July 23, 1996 Bio-Sphere transaction, 100,000 shares was issued to Alexander H. Walker, Jr. for legal services he performed on the corporate reorganization and subsequent recision. At his normal hourly rate, Mr. Walker would have been paid $350.00 for his services, but since the Company was unable to pay his bill, he took the stock issued. There was no market for the stock. Alexander H. Walker, Jr. is an accredited investor. The shares were entered on the books at par.

     On January 28, 1997, the Company changed its name to Royal American Mining Properties, Ltd. A reverse split of three (3) for one (1) was adopted.

     On February 12, 1997, 337,000 shares were issued to Ann Walker for services as an officer and director. She negotiated all settlements for debt. She assembled all the corporate records so that the financial statements could be audited. Her 333,000 shares were recorded at par.

     All parties to the above transactions knew that the Company was insolvent at the time they acquired their shares. The Company's stock had no quoted market. All information that was requested on the Company was provided. The persons set forth above received stock certificates with a legend imprinted thereon setting forth the exemption from registration being relied upon. They have held their stock for investment as of this date, and not with a view to distribution. Based upon the foregoing, the Company believes that the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, was available for each of the foregoing transactions.

     On January 27, 1998, the Company executed an Exchange Agreement with David Hunter as exchange agent for all the stockholders of NextGen Systems, Inc., a Pennsylvania corporation. The Exchange Agreement required a two (2) for one (1) forward split of the Company's stock and the issuance to the exchange agent of 8,622,000 shares of the Company's stock. Subsequent to January 27, 1998, the Company issued 1,532,000 shares to 19 individuals, groups and/or business entities in consideration for a total of $141,740, and past and/or future services rendered for the Company. The 8,662,000 and the 1,532,000 shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended.

                        Sales of Unregistered Securities
                         of Capita Research Group, Inc.


  Date           Owner(s)                   Number of Shares     Accredited
--------------------------------------------------------------------------------


01/27/98    Stenstrom, Peter                      20,000
05/17/98    Stenstrom, Peter                      10,000
01/28/98    Anglin, Ralph/144                    130,000             ACC
05/15/98    Anglin, Ralph                         60,000             ACC
01/28/98    Berthold, Debra D.                    20,000
01/28/98    Ciccotello, Nancy C.                  20,000
01/31/98    Brattini, Samuel V. & Ellen D.        10,000
02/01/98    Fratto, Kenneth P. & Louise          520,000
02/01/98    Gricevics, Harry & Lorraine           60,000
02/04/98    Brattini, Samuel A.                   10,000
02/06/98    Baratta, III, Michele & Anthony       40,000
05/18/98    Baratta, III, Michele & Anthony       15,000
02/06/98    Brueggman, Richard M. & Judy A.      280,000
06/05/98    Brueggman, Richard M. & Judy A.      120,000
02/06/98    Carrafiello, Matthew                  20,000
02/06/98    Keim, Harvey E.                       20,000
04/18/98    Keim, Harvey E.                       56,000
02/07/98    Stenstrom, Tomas J. & Cindy           30,000
05/17/98    Stenstrom, Tomas J. & Cindy           10,000
02/13/98    Astrella, Karen                       12,000
02/13/98    McCarraher, Kenneth                   20,000
02/20/98    Dietrich, Sandra                      60,000
02/23/98    Robb Cape, Inc. PSP/144              140,000             ACC
03/04/98    Grimes, David                         20,000
03/04/98    Gustafson, Jr., Harlan I.            100,000
03/14/98    Seltmann, Jr., Ronald B.              40,000
04/03/98    Plisinski, Gary                      108,000             ACC
04/03/98    Plisinski, Gary & Jerome              48,000             ACC
04/08/98    Millard, James D.O.                   40,000
04/13/98    Farago, Krisztina                      5,000
04/14/98    Huppe, Frank F.                       40,000             ACC
04/22/98    Kostrub Industries, Inc.              12,000
04/23/98    Jiminez, Eduardo III                   4,000
05/14/98    Jiminez, Eduardo III                   2,000
05/01/98    Stalker, Howard K.                    12,000
05/01/98    Welsh, Michael J.                     12,000
05/07/98    DiBella, Frank                        20,000             ACC
05/15/98    Plisinski, Jerome & Teresa J.         50,000             ACC
05/22/98    Jobs, Charles & Lisa                  30,000             ACC
05/22/98    Wichterman, Jennifer                   8,000
05/28/98    Peterson, R. Donald                  100,000             ACC
06/01/98    Haythe & Curley                       50,000
06/01/98    Stenstrom, Kamilla                    20,000
06/03/98    Lindel, Randolph C. & Nancy           20,000             ACC
06/05/98    Baxter, Ted W.                        20,000
06/05/98    Capece, Dominic                       20,000             ACC
06/05/98    Ciccotello, Leonard J.                20,000
06/05/98    Cooper, Charles & Mary                10,000
06/05/98    Kwiatkowski, Jr., Joseph M.           50,000
06/08/98    Wellbrook, Richard                    12,000             ACC
06/15/98    Mlkvy, Robert D. & Judith Anne        10,000

--------------------------------------------------------------------------------
ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------

         Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company may advance expenses in connection with defending any such proceeding, provided the indemnitee undertakes to pay any such amounts if it is later determined that such person was not entitled to be indemnified by the Company.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART F/S


         The following financial statements and pro forma information are filed with this Form 10-SB-A:

         1. NextGen Systems, Inc. and Subsidiary and Affiliate. Audited, Combined Financial Statements for the Years Ended December 31, 1997 and 1996.
         2. Capita Research Group, Inc. Unaudited, Consolidated, Comparative Financial Statements for the Three Months Ended March 31, 1998 and 1997.
         3. Media Solutions International, Inc. Audited Financial Statement for the Period June 24, 1996 to December 31, 1996 (Inception Audit).

PART F/S


         The following financial statements and pro forma information are filed with this Form 10-SB-A:

               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (DEVELOPMENT STAGE COMPANIES)

                                   YEARS ENDED
                           DECEMBER 31, 1997 AND 1996

               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

                     YEARS ENDED DECEMBER 31, 1997 AND 1996





                                TABLE OF CONTENTS



                                                          PAGE(s)
                                                          -------


INDEPENDENT AUDITORS' REPORT                                 1

COMBINED BALANCE SHEETS                                      2

COMBINED STATEMENTS OF OPERATIONS                            3

COMBINED STATEMENTS OF CHANGES IN
  STOCKHOLDERS' EQUITY                                       4

COMBINED STATEMENTS OF CASH FLOWS                            5

NOTES TO COMBINED FINANCIAL STATEMENTS                     6 - 15

                          INDEPENDENT AUDITORS' REPORT


Directors and Shareholders
NextGen Systems, Inc. and Subsidiary and Affiliate
(Development Stage Companies)
King of Prussia, Pennsylvania

        We have audited the accompanying combined balance sheets of NextGen Systems, Inc. and Subsidiary and Media Solutions International, Inc. (an affiliate) (development stage companies) as of December 31, 1997 and 1996, and the related combined statements of operations, changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1997. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the December 31, 1996 financial statements of Media Solutions International, Inc., whose statements reflect total assets and revenues constituting 37 percent and 5 percent, respectively, of the related combined totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included in Media Solutions International, Inc., is based solely on the report of the other auditors.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of other auditors, the combined financial statements referred to above present fairly, in all material respects, the financial position of NextGen Systems, Inc. and Subsidiary and Affiliate (development stage companies), as of December 31, 1997 and 1996, and the results of their operations, and their cash flows for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

        The accompanying combined financial statements have been prepared assuming that the Companies will continue as a going concern. As discussed in
Note 9 to the financial statements, the Companies are development stage companies with no significant operating results to date and have suffered recurring losses which raise substantial doubt about their ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

RUDOLPH, PALITZ LLP
March 9, 1998
Plymouth Meeting, Pennsylvania


               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

                            COMBINED BALANCE SHEETS



                                     ASSETS
                                                                                DECEMBER 31,
                                                                                ------------

                                                                            1997         1996
                                                                        ----------- -----------



CURRENT ASSETS
     Cash in banks                                                          $15,190        $639
     Accounts receivable                                                      2,000      28,201
                                                                        ----------- -----------

           Total current assets                                              17,190      28,840
                                                                        ----------- -----------

EQUIPMENT - NET                                                              85,083      78,113
                                                                        ----------- -----------

OTHER ASSETS
     Organization costs - net                                                19,638      34,008
     Deposits                                                                 4,929       3,803
                                                                       ----------- -----------

           Total other assets                                                24,567      37,811
                                                                        ----------- -----------

                                                                           $126,840    $144,764
                                                                        =========== ===========

                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES
     Accounts payable                                                       $82,576     $6,519
     Accrued expenses                                                        78,432     54,432
     Notes payable                                                           60,000      8,300
     Due to stockholders                                                    225,791    237,832
                                                                        ----------- ----------
           Total current liabilities                                        446,799    307,083
                                                                        ----------- ----------
STOCKHOLDERS' DEFICIENCY Common stock, NextGen Systems, Inc.
        $1.00 par value, 3,000,000 shares authorized;
        issued and outstanding, 337,435 in 1997 and 500 in 1996             337,435        500

     Common stock, Media Solutions International, Inc.
        $.01 par value, 10,000,000 shares authorized;
        issued and outstanding, 1,260,100 in 1997 and 1,926,750 in 1996      12,601     19,268

     Additional paid-in capital                                             532,533    331,161
     Deficit accumulated during development stage                        (1,202,528)  (513,248)
                                                                        ----------- ----------


           Total stockholders' deficiency                                  (319,959)  (162,319)
                                                                        ----------- ----------

                                                                           $126,840    $144,764
                                                                        =========== ===========



                   See Notes to Combined Financial Statements.

               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

                        COMBINED STATEMENTS OF OPERATIONS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                          1997           1996
                                                      -----------    -----------
REVENUE                                              $    81,894    $   360,654
                                                     -----------    -----------
EXPENSES
Research and development                                 118,241        206,188
Salaries and consulting fees                             234,462        276,444
Advertising and promotion                                  9,916         26,430
General and administrative                               389,103        248,854
                                                     -----------    -----------


        Total expenses                                   751,722        757,916
                                                     -----------    -----------



OTHER INCOME (EXPENSE)
 Gain on disposition of asset                               --            3,900
 Interest expense                                        (19,452)        (5,613)
                                                     -----------    -----------

        Total other expense                              (19,452)        (1,713)
                                                     -----------    -----------

NET LOSS BEFORE PROVISION FOR INCOME TAXES              (689,280)      (398,975)

PROVISION FOR INCOME TAXES                                  --             --
                                                     -----------    -----------

NET LOSS                                             $  (689,280)   $  (398,975)
                                                     ===========    ===========


NET LOSS PER SHARE, BASIC AND DILUTED                $     (0.40)   $     (0.39)
                                                     ===========    ===========


WEIGHTED AVERAGE SHARES OUTSTANDING                    1,736,458      1,034,658
                                                     ===========    ===========





                   See Notes to Combined Financial Statements.


               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

               COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY




                                                                                                            DEFICIT
                                                              MEDIA SOLUTIONS                             ACCUMULATED
                              NEXTGEN SYSTEMS, INC.         INTERNATIONAL INC.            ADDITIONAL        DURING
                                NUMBER OF DOLLAR           NUMBER     OF    DOLLAR         PAID-IN        DEVELOPMENT
                              SHARES        AMOUNT          SHARES          AMOUNT         CAPITAL        STAGE PERIOD
                              ------        ------          ------          ------         -------        ------------

Balance,
 January 1, 1996              500      $       500      $      --        $      --    $       199,429     $   114,273)

Issuance of stock
 at inception                --               --            100,000            1,000             --              --
                             --               --          1,826,750           18,268         131,732             --
Issuance of stock
Net loss                     --               --               --               --               --          (398,975)
                       -----------      -----------      -----------      -----------     -----------      -----------
Balance,

 December 31, 1996            500              500        1,926,750           19,268          331,161        (513,248)

Issuance of stock         337,350          337,350             --               --               --              --

Issuance of stock            --               --             38,850              388          193,902            --

Stock redemption             --               --           (705,055)          (7,055)           7,055            --
 and retirement

Stock redemption
 and retirement              (415)            (415)            --               --                415            --

Net loss                     --               --               --               --               --          (689,280)
                       -----------      -----------      -----------      -----------     -----------      -----------
Balance
 December 31, 1997        337,435      $   337,435      $ 1,260,100      $    12,601  $       532,533 $    (1,202,528)

                       ===========      ===========      ===========      ===========     ===========      ===========


                   See Notes to Combined Financial Statements.


               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

                        COMBINED STATEMENTS OF CASH FLOWS


                                                                1997          1996
                                                             ---------      ---------


OPERATING ACTIVITIES
     Net loss                                                $(689,280)     $(398,975)
     Adjustments to reconcile net loss to
        net cash used in operating activities:
           Gain on sale of asset                                  --           (3,900)
           Depreciation                                         28,007         20,997
           Amortization                                         14,370          4,875
     Changes in operating assets and liabilities:
        (Increase) decrease in:
           Accounts receivable                                  26,201         47,908
           Other assets                                         (1,126)           197
        (Increase) decrease in:
           Accounts payable                                     76,057        (24,086)
           Accrued expenses                                     24,000         36,127
                                                             ---------      ---------
               Net cash used in operating activities          (521,771)      (316,857)
                                                             ---------      ---------

INVESTING ACTIVITIES
     Purchase of equipment                                     (34,977)       (40,377)
     Organization costs                                           --          (38,883)
                                                             ---------      ---------
               Net cash used in investing activities           (34,977)       (79,260)
                                                             ---------      ---------

FINANCING ACTIVITIES
     Proceeds from issuance of stock                           531,640        151,000
     Proceeds from note payable                                 60,000           --
     Proceeds from stockholder loans                              --          237,832
     Proceeds from other loans                                    --            8,300
     Repayment of loans                                        (20,341)        (1,000)
                                                             ---------      ---------
               Net cash provided by financing activities       571,299        396,132
                                                             ---------      ---------

NET INCREASE IN CASH                                            14,551             15

CASH, BEGINNING                                                    639            624
                                                             ---------      ---------
CASH, ENDING                                                 $  15,190      $     639
                                                             =========      =========


                   See Notes to Combined Financial Statements.

               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996



NOTE 1.           HISTORY AND NATURE OF THE BUSINESSES

                  History and Nature of the Businesses

                         NextGen Systems,  Inc. and Subsidiary (the "Company" or
                  "NextGen")   (formerly  Media  Solutions,   Inc.)  is  in  the
                  development stage of operations. Media Solutions, Inc., ("Media Solutions" or "MSI") was incorporated in Pennsylvania on June 6, 1994, for the purpose of developing and selling MediaLink, a client/server software system used by the direct-response advertising industry. From January 1, 1996 through December 31, 1997, the Company has been principally devoted to research and development, organizational activities, and raising capital. For the years ended December 31, 1997 and 1996, the Company had $81,894 and $360,654 of net
                  revenues, respectively. The ultimate recovery of investments and costs is dependent on future profitable operations, which presently cannot be determined.

                         In  September  of  1995,   Media  Solutions   initiated
                  discussions with the National Aeronautics and Space Administration ("NASA") in Langley, Virginia about licensing NASA's software technology known as the "CREW software". This software measures a test respondent's EEG, or brain wave impulse, when subjected to aural or visual stimuli. The CREW software then converts the raw brain wave data into an index which indicates the respondent's level of interest in, or boredom, with the stimuli. In January of 1996, Media Solutions filed an application with NASA for a license for the commercial application of the CREW software with the intention to use it as a testing service in the media and advertising industries.

                         In June of 1996, the principal shareholders of NextGen,
                  along with additional investors, formed Media Solutions International, Inc.("MSII") which was incorporated in Pennsylvania. MSII licensed the rights from Media Solutions to continue the development and selling of MediaLink.

                  NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

                      NOTES TO COMBINED FINANCIAL STATEMENTS

                       YEARS ENDED DECEMBER 31, 1997 AND 1996


NOTE 1.           HISTORY AND NATURE OF THE BUSINESSES

                  History and Nature of the Businesses (Continued)

                         In  May  of  1997,   NASA  approved  Media   Solutions'
                  application for the CREW software license and issued a license agreement in the name of "NextGen Systems, Inc.", a fictitious name registered by Media Solutions in the Commonwealth of Pennsylvania in September 1995. Under its license agreement with NASA, NextGen has an exclusive five (5) year license commencing August 4, 1997. In addition, NextGen has a five (5) year renewal option. The NASA license agreement permits NextGen to offer testing services for all direct response advertising applications, including television and print media and the Internet, and package design. NASA has agreed that
                  NextGen may use the CREW software for all media and advertising applications and that such use will not be considered an infringement of NASA's intellectual property rights in the CREW software. The license agreement requires NextGen to pay NASA a royalty equal to 10% of revenues, payable annually, with a minimum guaranteed annual royalty of fifteen thousand dollars ($15,000).

                         In June of 1997, Media Solutions formed Capita Systems,
                  Inc., a Delaware corporation and a wholly-owned subsidiary of Media Solutions, for the purpose of commercializing and marketing its advertising testing service.

                         On July 31,  1997,  the  Company  and  Media  Solutions
                  International, Inc. agreed to sell the MediaLink asset and related business to Columbine JDS Systems, Inc., for a future payment of $350,000 contingent upon defined levels of profitability. Through December 31, 1997, the Company has not received any payments. The transaction was completed in October 1997. In connection with the agreement, and for no consideration, the Company's founder relinquished his officer's position and stock ownership in the Company and became an employee in Columbine JDS Systems, Inc.

                         Since  commencing   operations  in  June  1997,  Capita
                  Systems, Inc., has been engaged in significant additional software research and development. Beginning in August 1997, the Company initiated development projects to extensively modify and enhance the original NASA software to tailor its use to the more specific demands of media and advertising clients. This included the integration of video technology into the application. In addition, the Company has developed proprietary hardware, specifically the EEG measurement headset, to facilitate high volume and convenience in the testing process. The Company has developed a completely "dry and noninvasive" headset and has applied for a US patent on this hardware and related components.

               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996


NOTE 1.           HISTORY AND NATURE OF THE BUSINESSES (Continued)

                  History and Nature of the Businesses (Continued)

                         As stated  previously,  the Company performed its first
                  test of the headset in October 1997, and is in various stages of negotiation with numerous prospects, including major US marketing companies and advertising agencies.

                         On  December  30,  1997,  MSI changed its legal name to
                  NextGen Systems, Inc. and increased the number of authorized common shares to 3,000,000.

                         The Company  currently  employs five  professionals and
                  three contract consultants. The Company maintains offices in King of Prussia, Pennsylvania. The Company also uses, at no charge, temporary facilities at Holmdel, New Jersey to conduct all testing. The Company owns all of its equipment and software, and has under development, numerous software and hardware applications to enhance its capabilities in advertising and media testing. The Company intends to obtain patents and software copyrights as products are developed to protect its intellectual property.

NOTE 2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                   Principles of Consolidation and Combination

                         The combined financial  statements include the accounts
                  of two entities which are under common management, NextGen Systems, Inc. and Subsidiary ("formerly Media Solutions, Inc.") and Media Solutions International Inc. The consolidated financial statements of NextGen include the accounts of its wholly-owned subsidiary, Capita Systems, Inc. As discussed in
                  Note 8, NextGen Systems, Inc. and its subsidiary merged with MSII on January 12, 1998 with NextGen Systems, Inc. being the surviving corporation. All significant intercompany transactions have been eliminated.

                  Cash Equivalents

                         The   Companies   consider   all  highly   liquid  debt
                  instruments purchased with a maturity of three months or less at the date of acquisition to be cash equivalents.

               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996



NOTE 2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

                  Fair Value of Financial Instruments

                         The Companies' financial  instruments consist primarily
                  of cash, accounts receivable, accrued expenses and debt instruments. The recorded values of cash, accounts receivable, accounts payable and accrued expenses are considered to be representative of their fair values. Based upon the terms of the Companies debt instruments that are outstanding as of December 31, 1997 and 1996, the carrying values are considered to approximate their respective fair values.

                  Equipment

                         Equipment  is stated at cost.  Major  improvements  are
                  capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation is computed by applying the straight-line method over the estimated useful lives of the related assets for financial reporting purposes and an accelerated method for income tax purposes.

                  Organization Costs

                         Expenses  incurred in connection  with the formation of
                  NextGen and MSII have been capitalized and are being amortized over a period of five years using the straight-line method.

                  Long-Lived Assets

                         The Companies  review for the  impairment of long-lived
                  assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The Companies have not identified any such impairment losses.

               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996



NOTE 2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

                  Software Development Costs

                         Development   costs   incurred  in  the   research  and
                  development of new software products are expensed as incurred until technological feasibility has been established. Software development expenses incurred for product enhancements after the product has reached technological feasibility have not been material and, accordingly, also have been charged to operations as incurred. As of December 31, 1997 and 1996, no software development costs have been capitalized.

                  Advertising and Promotion Costs

                         Advertising  and promotion costs are charged to current
                  operations when incurred. Advertising and promotion costs expenses for 1997 and 1996 were $9,916 and $26,430, respectively.

                  Income Taxes

                         The  Companies  account for income taxes in  accordance
                  with Statement of Financial Accounting Standards No.109 ("SFAS No. 109"), "Accounting for Income Taxes", which requires the use of an asset and liability approach for financial accounting and reporting for income taxes. Under this method, deferred tax assets and liabilities are recognized based on the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities as measured by the enacted tax rates that are expected to be in effect when taxes are paid or recovered. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

                  Research and Development

                         Expenditures for research,  development and engineering
                  of products and manufacturing processes are expensed as incurred. Cost reimbursement under collaborative research agreements are recorded as offsets to research and development expenses. Research and development costs for 1997 and 1996 were $118,241 and $206,188, respectively.

               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

NOTE 2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

                  Earnings Per Common Share

                         In  1997,  the  Financial  Accounting  Standards  Board
                  issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 replaced the previously reported primary and fully-diluted earnings per share with basic and diluted earnings per share, respectively. Earnings per share amounts for all periods presented have been calculated in accordance with the requirements of SFAS No. 128.

                  Estimates

                         The  preparation of financial  statements in conformity
                  with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3.           STOCKHOLDER LOANS

                         The Companies were indebted to its  stockholders in the
                  amount of $225,791 and $237,832 at December 31, 1997 and 1996,
                  respectively. The loans have an interest rate of prime plus two percent and are payable on demand. Accrued interest on stockholder loans at December 31, 1997 and 1996 was $25,103 and $5,651, respectively.

NOTE 4.           EQUIPMENT

                                                          1997          1996
                                                        --------      --------


                  Equipment                            $149,110       $114,133

                  Furniture and fixtures                 12,034         12,034
                                                         ------         ------

                                                        161,444        126,167
                  Less - accumulated depreciation       (76,061)       (48,054)
                                                        --------      --------


                                                      $  85,083      $  78,113
                                                        ========      ========

               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

NOTE. 5           CONCENTRATION OF CREDIT RISK

                         The  Companies  maintain  cash  balances at a financial
                  institution located in the Northeast. The accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. The Companies perform periodic evaluations of the relative credit standing of the financial institutions with which it deals. The Companies have not experienced any losses in such accounts and believe they are not exposed to any significant credit risk on cash balances.

NOTE 6.           INCOME TAXES

                         A  reconciliation   of  the  differences   between  the
                  Companies' effective tax rates and the statutory Federal income tax rate of 34% in 1997 and 1996 is as follows:

                                                    1997            1996
                                                    ----            ----

        Income tax benefit at statutory rate    ($234,355)       ($135,652)
        Permanent differences                       4,625              715
        State income tax benefit,
            net of Federal effect                 (44,709)         (26,191)

        Increase in valuation allowance           274,439          161,128
                                                 --------         --------
                                                 $   --            $   --
                                                 ========         ========

                         The  deferred  tax assets at December 31, 1997 and 1996
                  of $443,000 and $168,000, respectively, have been offset by valuation reserves of an equal amount because management believes it is more likely than not that such assets will not be realized.

                         Net  operating  loss   carryforwards  of  approximately
                  $1,091,000 will generally expire between the years 2010 and 2012.

               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

NOTE 7.           LEASE

                         Effective November 1, 1997, the Company entered into an
                  operating lease for its corporate office located in King of Prussia, Pennsylvania. The lease agreement is for a term of six months with a minimum monthly lease payment of $957. Rent expense for 1997 amounted to approximately $2,400.


NOTE 8.           SUBSEQUENT EVENTS

                         On January 1,1998,  NextGen Systems, Inc. issued 13,500
                  shares of common stock for total consideration of $13,500.

                         On  January  3, 1998,  $25,000  of notes  payable  were
                  converted into 10,000 shares of Media Solutions International, Inc. common stock.

                         On January 5, 1998, NextGen Systems, Inc. issued 25,000
                  shares of common stock for total consideration of $25,000.

                         On January 8, 1998,  approximately  1,050,000 shares of
                  MSII were redeemed for no consideration.

                         On January 9, 1998, 85 shares of NextGen Systems,  Inc.
                  were redeemed for no consideration.

                         On January 12, 1998,  NextGen  acquired Media Solutions
                  International, Inc. in exchange for stock, whereas NextGen was the surviving corporation. As a result of the merger, each share of MSII common stock was converted into five shares of NextGen.

                         On January 13, 1998,  $116,825 due to a stockholder was
                  converted into 183,385 shares of NextGen common stock.

                         On January  15,  1998,  NextGen  Systems,  Inc.  issued
                  37,000 of common stock for total consideration of $37,000.

                         On January 27, 1998,  prior to the transaction  between
                  NextGen Systems, Inc. and Royal American Mining Company, $35,000 of notes payable were converted into $35,000 shares of NextGen Systems, Inc.

               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

NOTE 8.           SUBSEQUENT EVENTS (Continued)

                         On January  27,  1998,  the Board of  Directors  of the
                  Company approved a transaction with Royal American Mining Company ("Royal"), a Nevada corporation, whose only activity had been filing fee expenses during its fiscal year. Royal has had no significant revenue for the last three fiscal years. On January 29, 1998, the Exchange was completed as the Company obtained approval from 100% of its stockholders. On January 30, 1998, the Royal stockholders approved the transaction between NextGen and Royal, whereby the stockholders of NextGen exchanged 100% of the outstanding common stock of NextGen for 90% of the outstanding common stock of Royal (the "Exchange"). The Exchange was accounted for as a reverse acquisition whereby NextGen, in substance, acquired Royal, allocating the fair value of Royal shares exchanged over the assets and liabilities of NextGen prior to the merger; therefore, no goodwill was recognized. Accordingly, the historical financial statements are those of the accounting acquirer, NextGen and not the financial statements of the legal acquirer, Royal. No value was ascribed to Royal's net operating loss carryforwards as a result of potential decrease and/or limitations in these carryforwards due to and subsequent to the change in control. The costs of the Exchange, which are estimated to be $90,000 will be charged to expense.

                         In connection with the Exchange, Royal changed its name
                  to Capita Research Group, Inc. In addition, the Board of Directors approved a 2 for 1 stock split whereby the present stockholders will be entitled to two shares for each share owned by them in Royal. Currently, Capita Research Group, Inc. is in the process of filing Form 10-SB-A with the Securities and Exchange Commission to register all of its 100,000,000 shares of common stock with a par value of One Mill ($0.001) per share.

               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

NOTE 9.           GOING CONCERN

                         The Companies  financial  statements are prepared using
                  generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Companies do not have significant cash or other material assets nor do they have an established source of revenues sufficient to cover their operating costs and to allow them to continue as a going concern. It is the intent of the Companies to generate revenue through the sales of its software and hardware products. During the later part of the Fiscal 1997, the Companies focused its energies on raising capital to begin the manufacturing and marketing of its products. Toward these ends, the Companies engaged a public relations firm to aid in the raising of capital and to present seminars on its technology. Management believes, with successful completion of a financial package, that delivered sales of the Companies' products will occur. In the opinion of management, sales of the Companies' products, together with the proceeds from the sale of their common stock, will be sufficient for them to continue as a going concern.

NOTE 10.          DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE

                         The deficit  accumulated  during the development  stage
                  was $1,202,528, which includes a loss of $114,273 from the inception of the combined companies through December 31, 1995. There were no transactions which occurred from the inception of the Companies through December 31, 1995 which were qualitatively or quantitatively material to the 1997 or 1996 combined financial statements.

                              CAPITA RESEARCH GROUP
                                    PRO FORMA
                        CONSOLIDATED FINANCIAL STATEMENT

                                DECEMBER 31, 1997

                           CAPITA RESEARCH GROUP, INC.
                  PRO FORMA CONSOLIDATING FINANCIAL STATEMENTS
                                   (UNAUDITED)


        The following unaudited pro forma consolidating financial statements give effect certain transactions, including a business combination, whereby NextGen Systems, Inc. ("NextGen") exchanged 100% of its common stock for 90% of the outstanding common stock of Royal American Mining Properties Ltd. ("Royal") (which subsequently changed its name to Capita Research Group, Inc.) and a forward split of two shares of Royal for each of its common shares existing prior to the transaction with NextGen. The pro forma balance sheet gives effect to all the transactions as if they occurred on December 31, 1997. The pro forma balance sheet is presented for informational purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the merger had been consummated at December 31, 1997. The pro forma statement of operations for the year ended December 31, 1997, gives effect to all business transactions as if they occurred on January 1, 1997. The pro forma statement of operations is also presented for informational purposes only and does not purport to be indicative of the results of operations that actually would have been achieved if the merger had been consummated on January 1, 1997, nor is it indicative of the combined companies future results. The pro forma adjustments relate to various transactions which occurred subsequent to December 31, 1997 and which occurred prior to the merger. These pro forma financial statements should be read in conjunction with the separate historical financial statements of NextGen Systems, Inc. and Subsidiary and Affiliate and Royal American Mining Properties Ltd., and the notes therein.

        The pro forma consolidating statement of operations includes the results of operations of NextGen and Media Solutions International, Inc. ("MSII") on a pro forma basis as though their business combination occurred on January 1, 1997. On January 12, 1998, NextGen acquired MSII in exchange for stock. The exchange will be accounted for as a corporate reorganization of entities under common control, at historical cost, similar to pooling accounting. For a description of the merger see the Notes to the Combined December 31, 1997 Financial Statements of NextGen Systems, Inc. and Subsidiary and Affiliate.

        The pro forma consolidating statement of operations also includes the results of operations of Royal on a pro forma basis as though the business combination occurred on January 1, 1997. On January 27, 1998, NextGen merged with Royal in transaction accounted for as a "reverse acquisition." NextGen in substance acquired Royal, allocating the fair value of the Royal shares exchanged over the relative fair values of assets and liabilities (assumed to equal book value) of NextGen prior to the merger. Therefore no goodwill was recognized. For a description of the merger see the Notes to the Combined December 31, 1997 Financial Statements of NextGen Systems, Inc. and Subsidiary and Affiliate.

        In the opinion of management, all adjustments have been made that are necessary to present fairly the pro forma data.


                              CAPITA RESEARCH GROUP

                      PRO FORMA CONSOLIDATING BALANCE SHEET

                                DECEMBER 31, 1997
                                   (UNAUDITED)


                                                           ASSETS
                                                                                              PRO FORMA           PRO FORMA
                                                                              1997           ADJUSTMENTS          CONSOLIDATED
                                                                          -----------        -----------          -----------

CURRENT
     Cash in banks                                                        $    15,190        $75,500 (1)          $    90,690
     Accounts receivable                                                        2,000            --                    2,000
                                                                          -----------        -----------          -----------
           Total current assets                                                17,190         75,500                   92,690
                                                                          -----------        -----------          -----------
EQUIPMENT - NET                                                                85,083            --                    85,083
                                                                          -----------        -----------          -----------
OTHER ASSETS
     Organization costs - net                                                  19,638            --                    19,638
     Deposits                                                                   4,929            --                    4,929
                                                                          -----------        -----------          -----------
           Total other assets                                                  24,567            --                    24,567
                                                                          -----------        -----------          -----------
                                                                          $   126,840        $    75,500          $   202,340
                                                                          ===========        ===========          ===========
              LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES
Accounts payable                                                          $    82,576        $      --            $    82,576
Accrued expenses                                                               78,432             90,000               168,432
Notes payable                                                                  60,000            (60,000)(2)(3)          --
Due to stockholders                                                           225,791           (116,825)(2)           108,966
                                                                          -----------        -----------          -----------

           Total current liabilities                                          446,799            (86,825)              359,974
                                                                          -----------        -----------          -----------
STOCKHOLDERS' DEFICIENCY Common stock, NextGen Systems, Inc.
        $1.00 par value, 3,000,000 shares authorized;
        issued and outstanding, 337,435 in 1997 and 500 in 1996               337,435           (337,435)(4)             --

     Common stock, Media Solutions International, Inc.
        $.01 par value, 10,000,000 shares authorized;
        issued and outstanding, 1,260,100 in 1997 and 1,926,750 in
        1996                                                                   12,601            (12,601)(4)             --

     Common stock, Capita Research Group, Inc.
        $0.001 par value, 100,000,000 shares authorized:
        9,580,000 shares issued and outstanding                                  --                9,580                9,580

     Additional paid-in capital                                               532,533            659,341            1,191,874
     Deficit accumulated during development stage                          (1,202,528)          (156,560)(6)(7)   (1,359,088)
                                                                                             -----------          -----------
           Total stockholders' deficiency                                    (319,959)           162,325            (157,634)
                                                                          -----------        -----------          -----------
                                                                          $   126,840        $    75,500          $   202,340
                                                                          ===========        ===========          ===========

              See Notes to Pro Forma Consolidating Balance Sheet.

                             CAPITA RESEARCH GROUP

               NOTES TO THE PRO FORMA CONSOLIDATING BALANCE SHEET

                                DECEMBER 31, 1997
                                   (UNAUDITED)

NOTE        1.
                         Adjustment  to record  $75,500 of proceeds from various
                  sales aggregating 75,500 shares of NextGen Systems, Inc. common stock, all at $1 per share.

NOTE        2.
                         Adjustment  to record the  conversion of a $35,000 note
                  payable and $116,825 due to a shareholder, into 218,385 common shares of NextGen Systems, Inc (see Note 4).

NOTE        3.

                         Adjustment  to record the  conversion of a $25,000 note
                  payable  into  10,000   common   shares  of  Media   Solutions
                  International, Inc. (see Note 4).

NOTE        4.
                         Adjustments  to  record  the  effect  of the  following
                  equity transactions on common stock:

                                                                        NextGen          MSH          CAPITA
                                                                        -------          ---          ------

      Sale and issuance of 75,500 shares of NextGen
      Systems, Inc. common stock                                     $   75,500     $    --         $    --


      Redemption of 85 shares of NextGen and 1,050,250 shares
      of Media Solutions International, Inc. for no
      consideration                                                         (85)      (10,502)           --


      Merger of NextGen Systems, Inc. and Media Solutions
      International; issuance of 1,099,250 shares of NextGen
      Systems, Inc. in exchange for 219,850 shares of Media
      Solutions International, Inc.                                   1,099,250        (2,199)            --

      Conversion of debt to equity (see Notes 2 and 3, above)           218,485          --              9,580
                                              -     --               ----------     ----------       ----------
                                              -     --


      Merger of NextGen and Royal; exchange of 1,730,485 shares of
      NextGen for 8,622,000 shares of Royal;  forward 2:1 split of existing 479 Royal shares; subsequent to the exchange Royal
      had 9,580,000 shares outstanding                               (1,730,485)         --             9,580
                                                                     ----------     ----------       ----------

      Proforma adjustments to common stock                           $ (337,335)    $ (12,601)       $   9,580
                                                                     ===========    ==========       ==========


                              CAPITA RESEARCH GROUP

                      PRO FORMA CONSOLIDATING BALANCE SHEET

                                DECEMBER 31, 1997
                                   (UNAUDITED)


NOTE        5.

                         Adjustments  to  record  the  effect  of the  following
                    equity transactions on additional paid-in capital:

                                                                                  NextGen        MSII        Capita      Total
                                                                                  -------        ----        ------      -----

                    Adjustment to record the redemption and retirement of
                    common stock for no consideration                             $  85      $  10,502    $      --     $  10,587


                    Paid in capital resulting from the issuance of 10,000
                    shares of Media Solutions International, Inc. for the
                    conversion of a $25,000 note payable                            --          24,900           --        24,900


                    Redemption  and  retirement  of 219,850  shares of Media
                    Solutions  International,  Inc. which were exchanged for
                    1,099,250 shares of NextGen                                     --           2,199           --         2,199


                    Recapitalization  resulting  from the  merger of NextGen
                    and Royal                                                       --             --          621,655    621,655
                                                                                ----------     ----------    ----------  ----------



                    Proforma adjustments to additional paid in capital            $  85      $  37,601    $    621,655  $ 659,341
                                                                                ==========     ==========    ==========  =========


                           CAPITA RESEARCH GROUP
                                        .
                PRO FORMA CONSOLIDATING STATEMENTS OF OPERATIONS

                          YEARS ENDED DECEMBER 31, 1997
                                  (UNAUDITED)
                                                                                              PRO FORMA
                                                       1997             ADJUSTMENTS          CONSOLIDATED
                                                       ----             ------------         ------------


REVENUE                                             $  81,894         $     --            $      81,894
                                                    -----------          -----------        -----------
EXPENSES
     Research and development                         118,241               --                  118,241
     Salaries and consulting fees                     234,462             66,560                301,022
     Advertising and promotion                          9,916               --   (6)              9,916
     General and administrative                       389,103             90,000 (7)            479,103
                                                    -----------          -----------        -----------
        Total expenses                                751,722            156,560                908,282
                                                    -----------          -----------        -----------

OTHER INCOME (EXPENSE)
     Gain on disposition of asset                        --                 --                 --
     Interest expense                                 (19,452)              --                   19,452
                                                    -----------          -----------        -----------

        Total other expense                           (19,452)              --                   19,452
                                                    -----------          -----------        -----------


NET LOSS BEFORE PROVISION FOR INCOME TAXES           (689,280)              --                 (845,840)

PROVISION FOR INCOME TAXES                               --                 --                 --
                                                     ----------          -----------        -----------


NET LOSS                                             (689,280)        $  156,560          $    (845,840)
NET LOSS PER SHARE, BASIC AND DILUTED               $   (0.40)                            $       (0.09)
                                                    ===========                             ===========
WEIGHTED AVERAGE SHARES OUTSTANDING                 1,736,458                                 9,580,000 (8)
                                                    -----------                             -----------

          See Notes to Pro Forma Consolidating Statement of Operations



                           CAPITA RESEARCH GROUP

          NOTES TO THE PRO FORMA CONSOLIDATING STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1997
                                   (UNAUDITED)




NOTE 6.
                   Adjustment to record consulting fees recorded in
                   conjunction with the conversion of an amount due to a
                   shareholder, into equity                                                   $66,560



NOTE 7.
                   Adjustment to record the estimated costs of the exchange
                   between NextGen Systems, Inc. and Royal American Mining
                   Company                                                                     90,000

                   Pro forma adjustments to expenses                                         $156,560
                                                                                             ========



NOTE 8.
                         Weighted  average  shares are  computed  based upon the
                  weighted average shares actually outstanding after giving effect to the exchange between NextGen and Royal which took place on January 27, 1998.

                                   SIGNATURES



         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 3, 1998.


                           CAPITA RESEARCH GROUP, INC.



                             By: /s/David B. Hunter
                               ------------------

                               David B. Hunter
                               President




                             By: /s/Michael J. Kline
                               ---------------------

                               Michael J. Kline
                               Secretary

                           Capita Research Group, Inc.
            Balance Sheets as of December 31, 1997 and March 31, 1998
                           (Development Stage Company)

                         ASSETS
                                   (UNAUDITED)
                                                      March 31,   December 31,
                                                      ---------   ------------
                    Current Assets                      1998          1997
                     --------------                 ----------    ----------

Cash                                                $    4,556    $   15,190
Accounts Receivable                                       --           2,000
                                                    ----------    ----------
Total Current Assets                                     4,556        17,190

                    Equipment
                    ---------

Equipment - Net                                         86,191        85,083
                                                    ----------    ----------
                    Other Assets
                    ------------

Organization costs - net                                  --          19,638
Deposits                                                 3,600         4,929
                                                    ----------    ----------
                    Total Other Assets                   3,600        24,567
Total Assets                                            94,347       126,840
                                                    ==========    ==========

LIABILITIES and STOCKHOLDERS' DEFICIENCY

                    Current Liabilities
                    -------------------
Accounts payable                                        47,605        82,576
Accrued expenses                                        84,810        78,432
Notes payable                                             --          60,000
Due to stockholders                                    102,965       225,791
                                                    ----------    ----------
                    Total Current Liabilities
                    -------------------------
                                                       235,380       446,799

                    Stockholders' Deficiency
                    ------------------------

Common Stock, NextGen Systems, Inc.
$1.00 par value, 3,000,000 shares authorized;
issued & outstanding, 337,435 in 1997                     --         337,435

Common Stock, Media Solutions International, Inc.
$.01 par value, 10,000,000 shares authorized;
issued & outstanding, 1,260,100 in 1997                   --          12,601

Common Stock, Capita Research Group, Inc.
$0.001 par value, 100,000,000 shares authorized;
issued & outstanding, 11,152,000 in 1998                11,152          --


Additional paid-in capital                           1,579,802       532,533
Deficit accumulated during
development stage                                   (1,731,987)   (1,202,528)
                                                    ----------    ----------
         Total stockholders' deficiency               (141,033)     (319,959)

Total Liabilities & Stockholders' Deficiency            94,347       126,840
                                                    ==========    ==========
                 See accompanying note

                           Capita Research Group, Inc.
               Statements of Operations for the Three Months Ended
                             March 31, 1997 and 1998
                          (Development Stage Company)

                                   (UNAUDITED)
                                                       Three Months Ended
                                                          March 31
                                                    1998             1997
                                                  -----------    -----------
Revenue                                           $      --      $    72,813
                                                  -----------    -----------
Expenses
Research and Development                                  646          5,898
Salaries and consulting fees                          314,921         81,336
Advertising and promotion                               2,122          2,440
General and administrative                            208,199        184,390

                       Total expenses                 525,888        274,064

Other Income (Expense)
Interest expense                                       (3,571)        (1,293)

                     Total other expense               (3,571)        (1,293)


Net Loss Before Provision for Income Taxes           (529,458)      (202,544)

Provision for Income Taxes                               --             --
                                                  -----------    -----------

Net Loss                                          $  (529,458)   $  (202,544)
                                                  -----------    -----------

Net Loss Per Share, Basic and Diluted                   (0.07)         (0.11)

Weighted Average Shares Outstanding                 7,368,974      1,927,791
                                                  ===========    ===========

See accompanying notes Capita Research Group, Inc.
Statements of Cash Flows for the Three Months Ended
            (Development Stage Company)


                                                                  (UNAUDITED)
                                                             Three Months Ended
                                                                 March 31
                                                            1998          1997
                                                         ---------    ---------

Operating Activities

Net Loss                                                $(529,458)   $(202,544)
Adjustments to reconcile net loss to
net cash used in operating activities:
                  Depreciation                              8,400        6,491
                  Amortization                               --          3,593

                  Writeoff of organization cost            19,637         --

Changes in Operating assets and Liabilities:
                       (Increase) decrease in:
                  Accounts receivable                       2,000       12,761
                  Other assets                              1,328          100
                       Increase (decrease) in:
                   Accounts payable                       (34,970)      85,016
                   Accrued expenses                         6,378       17,888
                                                        ---------    ---------
            Net cash used in operating activities        (526,685)     (76,695)


Investing Activities

Purchase of equipment                                      (9,509)      (6,554)

            Net cash used in investing activities          (9,509)      (6,554)
                                                        ---------    ---------

Financing Activities

Proceeds from issuance of common stock                    708,385       67,500
Note payable exchanged for common stock                   (60,000)        --
                                                                     ---------
Stockholder loans exchanged for common stock             (116,825)        --

Proceeds from note payable                                   --         25,000

Proceeds from other loans                                    --          1,288

Repayment of loans                                         (6,000)      (4,980)
                                                        ---------    ---------
            Net cash provided by financing activities     525,560       88,808


Net Increase ( Decrease) in cash                          (10,634)       5,559

Cash, Beginning                                            15,190          639
                                                        ---------    ---------

Cash, Ending                                            $   4,556    $   6,198
                                                        =========    =========

                       See accompanying note

Note to Consolidated Financial Statements

         The   accompanying    consolidated   financial
statements  of  Capita  Research  Group,  Inc.  and its
subsidiary  reflect all  adjustments  and  disclosures,
which are, in the opinion of management,  necessary for
a fair  presentation of interim results.  The financial
information   has  been  prepared  in  accordance  with
Capita's customary accounting practices and has not been audited.

         Certain  information and footnote  disclosures
required under generally accepted accounting principles
have  been   condensed  or  omitted   pursuant  to  the
Securities  and  Exchange  Commission  (SEC)  rules and
regulations. The preparation of financial statements in
conformity with general accepted accounting  principles
requires  management  to  make  certain  estimates  and
assumptions  that  affect  the amount  reported  in the
financial  statements and  accompanying  notes.  Actual
results  could  differ  from  those  estimates.   These
interim   financial   statements   should  be  read  in
conjunction with Management Discussion and Analysis and the financial statements and notes thereto include in Capita's Form 10SB for the year ended December 31,
1997.

         Results of operations for the three-month period ended March 31, 1998, are not necessarily indicative of the results to be expected for the full year.

                        AUDITED FINANCIAL STATEMENTS

                       MEDIA SOLUTIONS INTERNATIONAL, INC.

                          FOR THE PERIOD JUNE 24, 1996
                      (INCEPTION) THROUGH DECEMBER 31, 1996

                                    CONTENTS


                                                                    PAGE
                                                                    ----

AUDITORS' REPORT                                                     3

FINANCIAL STATEMENTS

     Balance Sheet                                                   4

     Statement of Earnings                                           5

     Statement of Retained Earnings                                  6

     Statement of Cash Flows                                         7

     Notes to Financial Statements                                   8

SUPPLEMENTAL INFORMATION

     Independent Auditors' Report on Supplemental Information       13

     Schedule of General and Administrative Expenses                14

   250 Tanglewood LaneKing of Prussia, PA 19406   (610) 265-4122
E                                       FAX NO.   (610) 265-8819

J
R
A





ERTIFIED PUBLIC ACCOUNTANTS

ARL A. CLAIRMONT, JR., CPA

OHN A. PACIELLO, CPA
ICHARD C. CAPASSO, CPA
NDREW T. GILINSKY, CPA




[GRAPHIC OMITTED]

Board of Directors
Media Solutions International, Inc.


We have audited the accompanying balance sheet of Media Solutions International, Inc. as of December 31, 1996, and the related statements of income, accumulated deficit and cash flows for the period June 24, 1996 (inception) through December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Media Solutions International, Inc., as of December 31, 1996, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.




[GRAPHIC OMITTED]






King of Prussia, PA
February 28, 1997

                       MEDIA SOLUTIONS INTERNATIONAL, INC.

                                  BALANCE SHEET

                                DECEMBER 31, 1996

                                     ASSETS



CURRENT ASSETS
     Cash                                                          $      41
     Loan receivable                                                   1,737
                                                                   ---------

     TOTAL CURRENT ASSETS                                              1,778
                                                                    ---------
PROPERTY AND EQUIPMENT
     Computer                                                         19,500
     Less accumulated depreciation                                    (1,950)
                                                                   ---------

                                                                      17,550
                                                                   ---------

OTHER ASSETS                                                             203
     Deposits
     Licensing fee - net of accumulated
        amortization of $3,960                                       114,840
     Organization costs - net of accumulated
        amortization of $3,778                                        34,008
                                                                   ---------

                                                                     149,051
                                                                   ---------
                                                                   $ 168,379
                                                                   =========
                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Current maturities of long-term debt                          $   3,000
     Accounts payable                                                  6,519
     Accrued expenses                                                  2,433
                                                                   ---------

       TOTAL CURRENT LIABILITIES                                      11,952
                                                                   ---------
     LONG-TERM DEBT                                                    5,300
                                                                   ---------
     DEFERRED TAXES                                                      488
                                                                   ---------
     STOCKHOLDERS' EQUITY
      Common stock $.01 par value, 10,000,000
       shares authorized, 1,926,750 shares issued
       and outstanding                                                19,268
      Additional paid-in capital                                     131,732
      Accumulated deficit                                               (361)
                                                                   ---------

                                                                     150,639
                                                                    ---------
                                                                   $ 168,379
                                                                   ==========

                            See accompanying notes.

                       MEDIA SOLUTIONS INTERNATIONAL, INC.

                              STATEMENT OF EARNINGS

                    FOR THE PERIOD JUNE 24, 1996 (INCEPTION)
                            THROUGH DECEMBER 31, 1996





     SALES                                             $         19,600

     GENERAL AND ADMINISTRAIVE EXPENSES                          19,473
                                                       ----------------

     NET PROFIT BEFORE INCOME TAXES                                 127


     INCOME TAXES                                                   488
                                                       ----------------

         NET LOSS                                      $           (361)
                                                       =================
                             See accompanying notes.

                      MEDIA SOLUTIONS INTERNATIONAL, INC.

                        STATEMENT OF ACCUMULATED DEFICIT

                    FOR THE PERIOD JUNE 24, 1996 (INCEPTION)
                           THROUGH DECEMBER 31, 1996





     BALANCE AT BEGINNING OF PERIOD                $      -

     NET LOSS FOR THE PERIOD                                 (361)
                                                    --------------

     BALANCE AT END OF PERIOD                      $         (361)
                                                    ==============












                            See accompanying notes.

                   MEDIA SOLUTIONS INTERNATIONAL, INC.

                         STATEMENT OF CASH FLOWS

                      FOR THE PERIOD JUNE 24, 1996
                               (INCEPTION)
                        THROUGH DECEMBER 31, 1996





OPERATING ACTIVITIES
     Net loss
                                                                      $    (361)
     Adjustments to reconcile net loss to net
         cash provided by operating activities:
         Amortization and depreciation
                                                                          9,688
         Provision for deferred taxes
                                                                            488
         Changes in operating assets and liabilities
             (Increase) decrease in:
             Loan receivable
                                                                         (1,737)
             Deposits
                                                                           (203)
         Increase (decrease) in:
             Accounts payable and accrued expenses
                                                                          8,952
                                                                      ---------
     NET CASH PROVIDED BY OPERATING ACTIVITIES
                                                                         16,827
                                                                      ---------
INVESTING ACTIVITIES
     Purchase of equipment
                                                                        (19,500)
     Payment for license fee
                                                                       (118,800)
     Payment for organization costs
                                                                        (37,786)
                                                                      ---------
     NET CASH USED IN INVESTING ACTIVITIES
                                                                       (176,086)
                                                                      ---------
FINANCING ACTIVITIES
     Proceeds from the sale of common stock
                                                                        151,000
     Proceeds form long-term debt
                                                                          8,300
                                                                      ---------
     NET CASH PROVIDED BY FINANCING ACTIVITIES
                                                                        159,300
                                                                      ---------

     INCREASE IN CASH
                                                                             41

     CASH AT BEGINNING OF PERIOD
                                                                      ---------
                                                                         --
                                                                      ---------
     CASH AT END OF PERIOD
                                                                      $      41
                                                                      =========

                            See accompanying notes.

                   MEDIA SOLUTIONS INTERNATIONAL, INC.

                      NOTES TO FINANCIAL STATEMENTS

                            DECEMBER 31, 1996




NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1.       Organization
         ------------
         The Company, located in King of Prussia, Pennsylvania, markets software products to the direct response television (DRTV) advertising industry. The Company was incorporated on June 24, 1996 with 100,000 shares of common stock outstanding. On July 1, 1996, the Board of Directors authorized a 17 for 1 stock split of the company's no par value common stock. As a result of the split, 1,600,000 additional shares were issued. As of December 31, 1996, an additional 226,750 shares were sold. All references in the accompanying financial statements to the number of common shares for December 31, 1996 reflect these transactions.

2.       Organzation  costs
         ------------------
         Expenses incurred in connection with the formation of the Company have been capitalized and are being amortized over a period of five years using the straight-line method.

3.       License  fees
         -------------
         The Company purchased a license agreement from Media Solutions, Inc. granting it an exclusive world-wide license to use, duplicate, distribute, revise and enhance Medialink computer software developed by Media Solutions, Inc. This fee is being amortized over a period of fifteen years, using the straight-line method.

4.       Property and equipment
         ----------------------
         Property and equipment are stated at cost and are depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line method for financial reporting purposes and an accelerated method for income tax purposes.

         Maintenance and repairs are charged to operations when incurred. When property and equipment is sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

                       MEDIA SOLUTIONS INTERNATIONAL, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996




NOTE A - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

4.       Property and equipment (continued)
         ----------------------------------

         The useful lives of property and equipment for purposes of computing depreciation are:

                  Equipment                    5 years
                  Licensing fee               15 years
                  Organization costs           5 years

         Depreciation expense for the period ended December 31, 1996 was $1,950.

5.       Use of estimates
         ----------------
         The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - LICENSING FEE AND ORGANIZATION COSTS

The following is a summary of the licensing fee and organization costs - at cost, less accumulated amortization:

                  Licensing fee                                  $ 118,800
                  Organization costs                                37,786
                                                                 ---------
                                                                   156,586
                  Less accumulated amortization                  $  (7,738)
                                                                  ---------

                                                                  $ 148,848
                                                                  =========

NOTE C - LONG-TERM DEBT

Following is a summary of long-term debt at December 31, 1996:

Note payable to individual; no
repayment terms have been established                            $   5,300

Note payable to related party; no
repayment terms have been established                                3,000
                                                                  ---------
                                                                     8,300

                 Less current maturities in                         (3,000)
                   current liabilities                            ---------

                                                                 $    5,300
                                                                  ==========

                       MEDIA SOLUTIONS INTERNATIONAL, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996




NOTE C - LONG-TERM DEBT (CONTINUED)

Following are maturities of long-term debt for each of the next five years and in aggregate:

                  Period Ended
                  December 31                          Amount
                  -----------                          ------

                  1997                                $ 3,000
                  1998                                  1,325
                  1999                                  1,325
                  2000                                  1,325
                  2001                                  1,325
                                                      -------

                                                      $ 8,300
                                                      =======

NOTE D - RELATED PARTY

The Company has a loan receivable/payable to a related party. At December 31, 1996 the loan receivable has a balance of $1,737 and the loan payable has a balance of $3,000. These are short term loans that are expected to be paid back within one year. The Company is also a guarantor on a loan in the amount of $100,000 made by a private investor to this related party.


NOTE E - COMMITMENTS AND CONTINGENCIES

1. The Company has agreed to pay quarterly royalty payments to Media Solutions, Inc. equal to 1/4% of the sales for the quarter. Accounts incurred at December 31, 1996 were $49.00

2. On July 8, 1996, the Company gave two of the original shareholders the option to purchase warrants. These warrants entitle the shareholders to purchase shares of the Company equal to the number of shares owned by them immediately prior to the initial public offering by the Company at $.Ol per share. These warrants were excecised by December 31, 1996.

                       MEDIA SOLUTIONS INTERNATIONAL, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996




NOTE E - COMMITMENTS AND CONTINGENCIES (CONTINUED)

3. The Company is a guarantor on a loan made by a private investor to a related party in the amount of $100,000. This loan is for the pending Small Corporate Offering Registration (SCOR) financing, and is due and payable upon the completion of the (SCOR) offering. The interest on this loan is 15% per annum, payable in the stock of Media Solutions International, Inc., at a valuation price of $5 per share.

         As an incentive to issue this loan, Media Solutions International, Inc. gave a warrant to the private investor for 227,000 shares of stock exercisable at $5.00 per share, expiring on December 31, 2000. This warrant is exercisable upon the stock completing an initial public offering and the market value of that stock in the public market reaching a level of $75,000,000.

NOTE F - INCOME TAXES

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current, depending on the periods in which the temporary differences are expected to reverse.

         The provision for income taxes consists of the following:

                  Current
                    Federal                  $            -
                    State                                 -
                                                -----------

                                                          -

                  Deferred
                    Federal                             293
                    State                               195

                  Income tax expense         $          488
                                                ===========

The source of the temporary differences is different depreciation methods used for financial accounting and income tax purposes.

                            SUPPLEMENTAL INFORMATION

            250 Tanglewood Lane   King of Prussia, PA 19406   (610) 265-4122
                                      FAX NO.   (610) 265-8819


CERTIFIED PUBLIC ACCOUNTANTS

EARL A. CLAIRMONT, JR., CPA

JOHN A. PACIELLO, CPA
RICHARD C. CAPASSO, CPA
ANDREW T. GILINSKY, CPA


                          INDEPENDENT AUDITOR'S REPORT
                           ON SUPPLEMENTAL INFORMATION


Board of Directors
Media Solutions International, Inc.


Our report on our audit of the basic financial statement of Media Solutions International, Inc. for the period ended June 24, 1996 (inception) through December 31, 1996, appears on page 3. The audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




[GRAPHIC OMITTED]



King of Prussia, Pennsylvania
February 28, 1997

                       MEDIA SOLUTIONS INTERNATIONAL, INC.

                 SCHEDULE OF GENERAL AND ADMINISTRTIVE EXPENSES

                    FOR THE PERIOD JUNE 24, 1996 (INCEPTION)
                            THROUGH DECEMBER 31, 1996





Advertising                                   $            477
Amortization                                             7,738
Bank charges                                               433
Depreciation                                             1,950
Insurance                                                1,389
Marketing                                                2,000
Outside services                                           500
Postage                                                    245
Printing                                                 2,460
Rent                                                     2,122
Royalties                                                   49
Telephone                                                  110
                                                --------------

                                              $         19,473



ITEM 1.  INDEX TO EXHIBITS




         The following exhibits are filed with this Form 10-SB-A:

Assigned
Number                     Description
------                     -----------


3(i)              Articles of Incorporation
3(ii)             By-laws of the Company
                  Employee Agreement
                  Loan Document

10.               Material Contracts:

         (a)      NASA License Agreement
         (b)      Exchange  Agreement  dated  January 27, 1998 between  David B.
                  Hunter,   Exchange  Agent  for  the  stockholders  of  NextGen
                  Systems, Inc., and Royal American Mining Properties, Ltd.

I ITEM 1.  INDEX TO EXHIBITS
--------------------------------------------------------------------------------



         The following exhibits are filed with this Form 10-SB-A:

Assigned
Number                     Description
------                     -----------

3(i)              Articles of Incorporation
3(ii)             By-laws of the Company
                  Employee Agreement
                  Loan Document
10.      Material Contracts:

         (a)      NASA License Agreement
         (b)      Exchange  Agreement  dated  January 27, 1998 between  David B.
                  Hunter,   Exchange  Agent  for  the  stockholders  of  NextGen
                  Systems, Inc., and Royal American Mining Properties, Ltd.

--------------------------------------------------------------------------------
ITEM 2.  DESCRIPTION OF EXHIBITS
--------------------------------------------------------------------------------

         The documents required to be filed under Item 2 are listed in Item 1 of this Part III above.


                            ARTICLES OF INCORPORATION
                                       OF


                         INDUSTRIAL AND PETROLEUM, INC.





                             FILED AT THE REQUEST OF

                                MAURICE CONSTANT

                              530 California Avenue

                                  Reno, Nevada

                                December 20, 1957
                                     (Date)

                         JOHN KOONTZ, Secretary of State

                               By /s/ John Koontz
                               Secretary of State


                                  No. 1121-1957

                               Filing Fee $750.00